HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

Rule 12g3-2(b)
File No. 82-1388

December 25, 2008

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since September 26,2008, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

Report on the Corporate Governance dated September 26, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange.

2.Document No.2

Report on the Status of Treasury Share Repurchase dated October 7, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange.

3.Document No.3

Notice concerning Revision of the Forecasts for the First and Second Quarters of FY2009 dated October 22, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

4.Document No.4

Notice concerning Revision of the Forecasts for FY2009 dated October 29, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

5.Document No.5

Press release dated October 29, 2008, regarding Announcement of Resolution Regarding the Repurchase of Shares (Repurchase of Treasury Shares Pursuant to Article 156 of the Company Law), filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

6. Document No.6

Brief Statement of the second Quarter Financial Results dated October 29, 2008 for the fiscal year ending March 31, 2009, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

7. Document No.7

Press release dated November 7, 2008, regarding Announcement of Completion Regarding the Repurchase of Shares (Repurchase of Treasury Shares Pursuant 156 of the Company Law), filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

8.Document No.8

Certification dated November 10, 2008, regarding the appropriateness of the details specified in the quarterly report dated November 10, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

9.Document No.9

Quarterly Report dated November 10, 2008, for the Second Quarter of FY3/09(April 1, 2008, through June 30, 2008) filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

10.Document No.10

Report on the Status of Treasury Share Repurchase dated November 11, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

11.Document No.11

Report on the Status of Treasury Share Repurchase dated December 8, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

12.Document No.12

Notice concerning Revision of the Forecasts for FY2009 dated December 24, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

最終更新日:2008年9月26

日野自動車株式会社
代表取締役社長 白井 芳
問合せ先:総合企画部広報渉外室 03-5419-93
証券コード:72
http://www.hino.co.j

当社のコーポレート・ガバナンスの状況は以下のとおりです。

Ⅰコーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1. 基本的な考え方

当社は、物流や交通を担うトラック・バスの製造・販売を行う企業として、2007年にCSRの観点から見直した企業理念において、その使命を「人、そして物の移動を支え、豊かで住みよい世界と未来に貢献する」とした。
この会社の使命を果たすため、株主の皆様やお客様をはじめ、取引先、国際社会、地域社会、従業員等の各ステークホルダーの皆様と良好な関係を築き、グローバル企業として発展すべく、コーポレート・ガバナンスの充実を図っている。

2. 資本構成

外国人株式保有比率　10%以上20%未満

【大株主の状況】

氏名または名称	所有株式数(株)	割合(%)
トヨタ自動車株式会社	287,897,126	50.10
日本マスタートラスト信託銀行株式会社(信託口)	26,309,000	4.57
日本トラスティ・サービス信託銀行株式会社(信託口)	21,208,000	3.69
日本トラスティ・サービス信託銀行株式会社(中央三井信託銀行退職給付信託口)	10,031,000	1.74
東京海上日動火災保険株式会社	6,104,960	1.06
株式会社竹中工務店	5,562,500	0.96
ステートストリートバンクアンドトラストカンパニー	5,463,751	0.95
株式会社永坂産業	4,255,000	0.74
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション	4,145,073	0.72
日清紡績株式会社	4,079,250	0.70

3. 企業属性

上場取引所及び市場区分	東京 第一部、名古屋 第一部
決算期	3月
業種	輸送用機器
(連結)従業員数	1000人以上
(連結)売上高	1兆円以上
親会社	トヨタ自動車株式会社(上場:東京、大阪、名古屋、札幌、福岡、海外)
連結子会社数	50社以上100社未満

4. その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情 更新

□支配株主との取引等を行う際における少数株主の保護の方策に関する指針
当社の親会社はトヨタ自動車株式会社であり、2008年3月31日現在、当社議決権の50. 3%(間接所有を含めると50. 4%)を所有している。
親会社との営業上の取引については、市場価格によって適正に行うこととしている。
また、当社は事業活動を行う上でトヨタグループの一員として、トヨタグループ各社と連携・協力関係を図り、経営基盤を強化する一方、トラック、バス、エンジンなど当社グループ独自の日野ブランドビジネスを有しており、売上比率は62%を占めている。日野ブランドビジネスは、当社独自の商品企画、研究開発、調達、製造、販売活動を行っており、親会社の企業グループからの独立性が確保されていると考えている。

Ⅱ 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1. 機関構成・組織運営等に係る事項

組織形態　　監査役設置会社

【取締役関係】

取締役会の議長　　会長(社長を兼任している場合を除く)

取締役の人数　　11名

社外取締役の選任状況　　選任していない

現状の体制を採用している理由

常勤監査役2名に加え、社外監査役3名を選任することにより、経営の適正性・適法性を監視する充分な体制が整っていると判断するため。

【監査役関係】

監査役会の設置の有無　　設置している

監査役の人数　　5名

監査役と会計監査人の連携状況

監査役は、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監査すると共に、会計監査人からその職務の執行状況について報告を受け、意見交換を行っている。

監査役と内部監査部門の連携状況

内部統制の状況を中心として、定期的および随時に、監査計画および結果に関する報告・意見交換を行っている。

社外監査役の選任状況　　選任している

社外監査役の人数　　3名

会社との関係(1)

氏名	属性	会社との関係(1)								
		a	b	c	d	e	f	g	h	i
辻井　昭雄	他の会社の出身者					○				
石坂　芳男	他の会社の出身者	○						○		
池渕　浩介	他の会社の出身者	○						○		

※1　会社との関係についての選択項目

a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずるものである
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
辻井 昭雄	その他の会社の相談役	会社経営の公正性を確保するため
石坂 芳男	親会社の相談役	会社経営の公正性を確保するため
池渕 浩介	親会社の相談役・技監	会社経営の公正性を確保するため

その他社外監査役の主な活動に関する事項

———

【インセンティブ関係】

取締役へのインセンティブ付与に関する施策の実施状況　ストックオプション制度の導入

該当項目に関する補足説明

当社のストックオプション制度は、当社の取締役、執行役員、従業員等の業績向上に対する意欲や志気を一層高め、
国際競争力と収益性を増すことにより、企業価値を高めることを目的としている。

ストックオプションの付与対象者　社内取締役、従業員、その他

該当項目に関する補足説明

ストックオプションの付与対象者には当社の執行役員、技監が含まれている。

【取締役報酬関係】

開示手段　有価証券報告書、営業報告書(事業報告)

開示状況　全取締役の総額を開示

該当項目に関する補足説明

有価証券報告書は、金融庁運営の「金融商品取引法に基づく有価証券報告書等の開示書類に関する電子開示システム(EDINET)」に、事業報告は、当社のホームページに掲載している。

【社外取締役(社外監査役)のサポート体制】

監査役の職務を補助すべきスタッフを監査役付として数名置いている。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

業務執行に当たっては、取締役会および組織横断的な各種会議体で総合的に検討した上で意思決定を行う。
主要な役員会議体には、監査役の出席を得るとともに監査役による重要書類の閲覧、会計監査人との定期的および随時の情報交換の機会等を確保する。

Ⅲ株主その他の利害関係者に関する施策の実施状況

1. 株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
集中日を回避した株主総会の設定	集中日および準集中日を回避して開催している。

2. IRに関する活動状況

	補足説明	代表者自身による説明の有無
アナリスト・機関投資家向けに定期的説明会を開催	四半期決算を含む年4回の決算説明会の他、適宜会社説明会や施設見学会等を開催している。また新車発表会にはアナリスト・機関投資家も招聘している。	あり
海外投資家向けに定期的説明会を開催	09年3月期より海外投資家向け説明会を定期的に開催する予定。	あり
IR資料のホームページ掲載	ホームページにIRコーナーを設け、社長メッセージをはじめ有用なIR関連情報を適時・適正に掲載している。	あり
IRに関する部署(担当者)の設置	総合企画部広報渉外室および経理部にIR担当者を置いている。	

3. ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	HINO基本理念の中にCSRメッセージを定め、当社を取り巻く各ステークホルダーに対するステートメントを規定している。
環境保全活動、CSR活動等の実施	ステークホルダーの信頼と期待に応えるCSR活動として、環境保全や社会貢献活動、コンプライアンス等、幅広い分野で活動・推進している。また、主な活動を「CSRレポート」で紹介している。
ステークホルダーに対する情報提供に係る方針等の策定	前述HINO基本理念に基づき日野行動指針を定め、その中で「適正な会計処理・情報開示」について規定している。

Ⅳ内部統制システムに関する基本的な考え方及びその整備状況

〈基本的な考え方〉
当社は、コーポレート・ガバナンスの充実・強化を図るため、内部統制環境を整備している。当社の内部統制は、上述の監査役会および取締役会における経営の監査、ならびに取締役会、経営会議、その他組織横断的な各種会議体で総合的に検討した上で、意思決定することを内部統制システムの基本としている。なお、当社では、平成18年5月開催の取締役会において、会社法に則り、「業務の適正確保(内部統制)の整備に関する基本方針」を決議している。そして、子会社を含めて健全な企業風土を醸成するため、経営陣および従業員の心構え・行動指針を明確にした「日野行動指針」を制定している。

〈整備状況〉
1.コンプライアンス体制
・企業倫理の確立およびコンプライアンスの徹底のため、当社は取締役および常勤監査役全員で構成される「コンプライアンス・リスク管理委員会」を設置しており、企業倫理、コンプライアンスおよびリスク管理に関する重要課題ならびにその対応について審議している。
・コンプライアンスに関わる問題および疑問点に関しては、HINOコンプライアンス相談窓口等を通じて、法令遵守並びに企業倫理に関する情報の早期把握および解決を図ることとしている。
2.リスク管理体制
・安全・品質・環境等のリスク並びにコンプライアンスについて、各担当部署が必要に応じ、規則を制定し、あるいはマニュアルを作成し配付すること等により、管理することとしている。
3.情報管理体制
・関係規程並びに法令に基づき、各担当部署に適切に保存および管理させる。

〈その他〉
1.反社会的勢力排除に向けた行動指針
当社は「日野行動指針」において、以下を定め、社員・役員が日々の企業活動において実践するよう努めている。
【反社会的勢力への毅然とした対応】(以下 日野行動指針原文)
私たちは、反社会的勢力・団体による組織暴力や犯罪行為に対しては、組織として毅然とした対応をとります。
万が一、不当な要求を受けた場合には、直ちに担当部署に相談し、関係機関と連携して迅速な解決を図るように努めます。

Ⅴその他

1. 買収防衛に関する事項

親会社(トヨタ自動車株式会社)が当社議決権の50.3%を保有している。

2. その他コーポレート・ガバナンス体制等に関する事項

特記事項なし。


株 主 総 会
選任/解任
選任/解任
選任/解任
取締役会
報 告
報 告
会計監査人
監 査
監査役会
選任・再任の同意
会計監査相当性の判断
報 告
選定/解職
監査
監 査
代表取締役
報 告
指 示
監 査
選定/解職
経営会議
(重要事項の審議等)
リスク管理委員会
コンプライアンス・
中央安全衛生・
防災委員会
日野環境委員会
執行役員会
(業務執行などの報告・連絡)
執行役員
(業務の執行)
計画具申報告など
方針提示
計画など承認
各機能、グループ会社

CORPORATE GOVERNANCE

(Summary)

Latest Update: September 26, 2008

Hino Motors, Ltd.
Yoshio Shirai, President
Inquiries: Corporate Communications Dept.,
Corporate Planning Div.
03-5419-9320
Code: 7205
http://www.hino.co.jp/

The following is the status of the Company's corporate governance:

I. Basic policy on corporate governance, capital structure, company attributes and other basic information

(P.1)
1. Basic Policy
The Company, as a corporation engaged in the manufacture and sale of trucks and buses that support logistics and transportation, reviewed its basic policy in 2007 from the perspective of CSR and assumed its mission "to support the movement of people and things and contribute to the future and a prosperous and hospitable world."
In order to fulfill this mission, the Company is endeavoring to build good relationships with each of its stakeholders, including its shareholders and customers, as well as its business partners, the global community, the regional community and its employees.

(P. 2)
4. Other special circumstances that may have a material impact on corporate governance (Updated)
□ Guidelines on the policy for the protection of minority shareholder interests in transactions, etc. with controlling shareholders.
Toyota Motor Corporation, the Company's parent company, as of March 31, 2008 holds 50.3% (or 50.4% including indirect holdings) of the voting rights in the Company. Business transactions with the Toyota Motor Corporation are conducted fairly based on market prices. The Company conducts its business activities as a member of the Toyota Group, thereby maintaining a relationship of partnership and cooperation with each company of the Toyota Group and reinforcing its management base. On the other hand, the Company and its Group Companies are also engaged in their unique Hino Brand business, consisting of trucks, buses and engines, etc. the sales from which account for 62% of the total sales.
The Hino Brand business consists of product planning, R&D, procurement, and the manufacture and sale of the Company's proprietary product and maintains its independence from the corporate group of the parent company.

(P. 3)
II. Overview of the corporate governance system in terms of the management organization for management decision-making, execution of duties and oversight

1. Organization structures and organizational operations

Organizational form Company with a Board of Corporate Auditors

[Directors]

Chairman of the Board of Directors	Chairman (excluding cases where Chairman is concurrently serving as President)
Number of Directors	11 persons
Election of Outside Directors	Not elected

[Auditors]

Establishment or non-establishment of a Board of Corporate Auditors Established

Number of Corporate Auditors 5 persons

Coöperative relationships between Corporate Auditors and Accounting Auditors

Corporate Auditors oversee whether Accounting Auditors maintain their independence and conduct appropriate audits, while at the same time receiving reports from them concerning the execution of their duties and engaging in exchanges of opinions with them.

Cooperative relationship between Corporate Auditors and Internal Audit Division

Corporate Auditors receive reports from and exchange opinions with the Internal Audit Division concerning audit plans and results, mainly concerning the status of internal controls.

Election or non-election of Outside Corporate Auditors	Elected
Number of Outside Corporate Auditors	3 persons

(P. 4)

		a	b	c	d	e	f	g	h	i
Akio Tsujii	Comes from another company					○				
Yoshio Ishizaka	Comes from another company	○						○		
Kosuke Ikebuchi	Comes from another company	○						○		

* 1 Select the relevant "Relationship with the Company"

a. Comes from the parent company

b. Comes from another affiliated company

c. Major shareholder of the company

d. Concurrently holds office as an outside director or outside corporate auditor of another company

e. Holds office as a managing director or executive officer, etc. of another company

f. Spouse, relatives within third degree of consanguinity or an equivalent person at managerial level, such as a managing director or executive officer, etc. of the company or its specific affiliates

g. Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer

h. A Limitation of Liability Agreement is executed between said person and the company

i. Other

Relationship with the Company (2)

Name	Supplementary Information	Reason for election as Outside Corporate Auditors

Akio Tsujii	Advisor to another company	In order to ensure fairness of business management
Yoshio Ishizaka	Adviser to the parent company	In order to ensure fairness of business management
Kosuke Ikebuchi	Adviser/Executive Advisory Engineer to the parent company	In order to ensure fairness of business management

[Incentives]
Implementation of measures on the incentive allotment to Directors (Updated)
Introduction of a stock option system

Supplementary Information
The Company has adopted a stock option system for the purpose of providing incentive and boosting the morale of its directors, executive officers and employees and contributing to the improvement of its competitive edge in the international market and its profitability, thereby enhancing its enterprise value.

Persons to whom stock options will be granted Directors and employees of the Company and others

Supplementary Information
Executive officers and executive advisory engineers of the Company are included in the persons to whom stock options will be granted.

[Directors' Remuneration]
Means of disclosure Securities Report, Business Report
Disclosure status The sum of all Directors' remuneration is disclosed.

(P.7)
IV. Basic approach to the internal control system and its development
(Basic approach)
The Company has developed its internal control environment in order to enhance and reinforce its corporate governance. The Company bases its internal control system on the concept that decisions should be made after undergoing management audits by the Board of Corporate Auditors and Board of Directors, as mentioned above, as well as comprehensive examinations by the Board of Directors, the Management Committee and other cross-sectional meetings. At the Board of Directors' Meeting held in May 2006, the "Basic Policy Concerning the Development of (Internal Controls) for Ensuring the Appropriateness of Operations," in accordance with Company Law, was approved and adopted. Additionally, the Company, in order to foster a sound corporate climate, has established the Hino Code of Conduct together with its subsidiaries, which articulates the guidelines concerning the attitude and conduct of its senior management and employees.

(Development status)
(1) Compliance system
- In order to firmly establish corporate ethics and thoroughly enforce compliance the Company has established the Compliance and Risk Management Committee, comprising all directors and corporate auditors, to deliberate material issues concerning corporate ethics, compliance and risk management and the responses thereto.

- In terms of compliance related issues and questions, the Company endeavors to enable early-stage monitoring and the resolution of compliance and corporate ethics-related information through the Hino Compliance Consultation Service.

(2) Risk management system

- Each division in charge manages various risks relating to safety, quality, the environment and compliance by establishing rules and delivering manuals, as necessary.

(3) Information management system

- Information is appropriately retained and managed by each division in charge; pursuant to the relevant rules and laws and regulations.

(Others)

(1) Guidelines toward the elimination of antisocial forces

The Company stipulates the following in its Hino Code of Conduct and is encouraging its employees and directors to follow these principles in their daily corporate activities:

[Respond resolutely to antisocial forces] (Direct quotation from the Hino Code of Conduct)
We, as an organization, shall respond resolutely to organized violence and criminal activities conducted by antisocial forces and organizations.
In the event that we are accosted with undue claims, we shall immediately consult with the division in charge and endeavor to swiftly resolve the problem by cooperating with the related authorities.

RECEIVED
2008 DEC 30 A 10:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の6第1項
【提出先】	関東財務局長
【提出日】	平成20年10月7日
【報告期間】	自 平成20年9月1日 至 平成20年9月30日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長 白井 芳夫
【本店の所在の場所】	東京都日野市日野台3丁目1番地1
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長 佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台3丁目1番地1
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長 佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄3丁目8番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年９月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会(平成20年６月25日)での決議状況 (取得期間平成20年６月26日～平成21年６月25日)	1,300,000		1,200,000,000
報告月における取得自己株式(取得日)	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況(%)		－	－

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年９月30日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	574,580,850
保有自己株式数	589,757

RECEIVED
2008 DEC 30 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Report on the Status of Treasury Share Repurchase

October 7, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of September 30, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1,300,000		1,200,000,000
Treasury shares repurchased during the reporting month (Date of repurchase)	–	–	–
Total	–	–	–
Cumulative total of treasury shares repurchased as of the end of the reporting month	–		–
Progress of the repurchase of treasury shares (%)	–		–

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of September 30, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574,580,850
Number of treasury shares held	589,757

平成20年10月22日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成20年4月24日の決算発表時に公表した平成21年3月期　第2四半期累計期間（平成20年4月1日～平成20年9月30日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成21年3月期 第2四半期累計期間　連結業績予想数値の修正（平成20年4月1日 ～ 平成20年9月30日）

（単位：百万円）

	売　上　高	営業利益	経常利益	四半期純利益	1株当たり四半期純利益
前回発表予想（A）	690,000	18,000	16,000	8,000	13円94銭
今回修正予想（B）	645,000	8,200	7,000	3,000	5円23銭
増減額（B－A）	△45,000	△9,800	△9,000	△5,000	－
増減率（%）	△6.5%	△54.4%	△56.3%	△62.5%	－
(ご参考)前期第2四半期実績 (平成20年3月期第2四半期)	660,956	24,721	23,484	12,282	21円40銭

2．平成21年3月期 第2四半期累計期間　個別業績予想数値の修正（平成20年4月1日 ～ 平成20年9月30日）

（単位：百万円）

	売　上　高	営業利益	経常利益	四半期純利益	1株当たり四半期純利益
前回発表予想（A）	530,000	9,000	12,200	7,400	12円89銭
今回修正予想（B）	489,000	2,700	4,800	4,100	7円14銭
増減額（B－A）	△41,000	△6,300	△7,400	△3,300	－
増減率（%）	△7.7%	△70.0%	△60.7%	△44.6%	－
(ご参考)前期第2四半期実績 (平成20年3月期第2四半期)	500,531	18,568	20,575	13,175	22円95銭

3．修正の理由

当第2四半期累計期間の業績（連結、個別とも）は、トヨタ自動車株式会社からの受託台数および国内の台数が減少したことを主因として、売上高、損益ともに前回発表予想値を下回る見込みです。

なお、平成21年3月期通期の業績予想（連結、個別とも）につきましては、為替相場の動向や各国の販売動向など経営環境の変化を踏まえて策定中であり、平成20年10月29日の第2四半期累計期間の決算発表時にお知らせする予定です。

(注)上記の業績予想数値につきましては、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

以　上

[Translation]

October 22, 2008

To Whom It May Concern:

Company Name: Hino Motors, Ltd.
Name and Title of Reprsentative:
Yoshio Shirai, President,
Member of the Board and Executive Officer
(TSE1 and NSE1 Code Number: 7205)
Name and Title of Contact Person:
Toshihisa Sakaki
Deputy General Manager,
Corporate Communication Department,
Corporate Planning Division
(Telephone Number. 03-5419-9320)

Notice concerning Revision of the Forecasts for the First and Second Quarters of FY2009

Based on our recent business performance, we, Hino Motors, Ltd. ("HINO"), hereby announce the revision of the forecasts of consolidated and unconsolidated financial results for the first and second quarters of FY2009 (April 1, 2008 through September 30, 2008), previously announced on April 24, 2008 as follows:

1. Revised forecasts of consolidated financial results for the first and second quarters of FY2009 (April 1, 2008 through September 30, 2008)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	690,000	18,000	16,000	8,000	13.94 yen
Revised forecast (B)	645,000	8,200	7,000	3,000	5.23 yen
Amount changed (B-A)	−45,000	−9,800	−9,000	−5,000	−
% of change	−6.5%	−54.4%	−56.3%	−62.5%	−
(Reference) Actual results for the first and second quarters of FY2008	660,956	24,721	23,484	12,282	21.40 yen

2. Revised forecasts of unconsolidated financial results for the first and second quarters of FY2009 (April 1, 2008 through September 30, 2008)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	530,000	9,000	12,200	7,400	12.89 yen
Revised forecast (B)	489,000	2,700	4,800	4,100	7.14 yen
Amount changed (B-A)	−41,000	−6,300	−7,400	−3,300	−
% of change	−7.7%	−70.0%	−60.7%	−44.6%	−
(Reference) Actual results for the first and second quarters of FY2008	500,531	18,568	20,575	13,175	22.95 yen

3. Reasons for the revision

The forecasts of consolidated and unconsolidated financial results for the first and second quarters of FY2009 decreased from the previously announced figures, mainly due to the declines in both OEM sales volume for Toyota Motor Corporation and domestic sales volume.

We are in process of revising the forecasts of consolidated and unconsolidated financial results for FY2009 in consideration of the changes in the operating environment, including foreign exchange market trends and global sales volume trends. The revised forecasts for FY2009 shall be announced on 29 October, 2008, on which we announce the financial results for the first and second quarters of FY2009.

Note: The forecasts above are based on information available to HINO and certain premises that are deemed reasonable by HINO at the time of this notice, and as such, actual results may differ materially due to various factors.

平成 20 年 10 月 29 日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）
当社の親会社　トヨタ自動車株式会社
代表者名　取締役社長　渡辺　捷昭
（コード番号　7203 全国証券取引所）

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成 20 年 4 月 24 日の決算発表時に公表した平成 21 年 3 月期　通期（平成 20 年 4 月 1 日～平成 21 年 3 月 31 日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成 21 年 3 月期 通期　連結業績予想数値の修正（平成 20 年 4 月 1 日 ～ 平成 21 年 3 月 31 日）
（単位：百万円）

	売　上　高	営業利益	経常利益	当期純利益	1 株当たり当期純利益
前回発表予想（A）	1, 420, 000	46, 000	42, 000	22, 000	38 円 34 銭
今回修正予想（B）	1, 250, 000	15, 000	10, 000	2, 000	3 円 49 銭
増減額（B－A）	△170, 000	△31, 000	△32, 000	△20, 000	—
増減率（%）	△12. 0%	△67. 4%	△76. 2%	△90. 9%	—
（ご参考）前期実績（平成 20 年 3 月期）	1, 368, 633	45, 889	41, 035	22, 178	38 円 65 銭

2．平成 21 年 3 月期 通期　個別業績予想数値の修正（平成 20 年 4 月 1 日 ～ 平成 21 年 3 月 31 日）
（単位：百万円）

	売　上　高	営業利益	経常利益	当期純利益	1 株当たり当期純利益
前回発表予想（A）	1, 080, 000	26, 000	29, 800	18, 000	31 円 36 銭
今回修正予想（B）	927, 000	1, 000	4, 500	3, 000	5 円 23 銭
増減額（B－A）	△153, 000	△25, 000	△25, 300	△15, 000	—
増減率（%）	△14. 2%	△96. 2%	△84. 9%	△83. 3%	—
（ご参考）前期実績（平成 20 年 3 月期）	1, 034, 155	29, 267	28, 759	4, 467	7 円 78 銭

3、修正の理由

平成 21 年 3 月期通期の業績（連結、個別とも）は、トヨタ自動車株式会社からの受託台数および国内の台数が減少したこと、ならびに為替相場が円高に推移していることや原材料価格の上昇の影響などにより、売上高、損益ともに前回発表予想値を下回る見込みです。

(注)上記の業績予想数値につきましては、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

以　　上

[Translation]

October 29, 2008

To Whom It May Concern

Company Name: Hino Motors, Ltd.
Name and Title of Reprsentative:
Yoshio Shirai, President,
Member of the Board and Executive Officer
(TSE1 and NSE1 Code Number: 7205)
Name and Title of Contact Person:
Toshihisa Sakaki
Deputy General Manager,
Corporate Communication Department,
Corporate Planning Division
(Telephone Number: 03-5419-9320)
Parent Company: TOYOTA MOTOR CORPORATION
Name and Title of Reprsentative:
Katsuaki Watanabe, President
(Code Number: 7203
Securities exchanges throughout Japan)

Notice concerning Revision of the Forecasts for FY2009

Based on our recent business performance, we, Hino Motors, Ltd. ("HINO"), hereby announce the revision of the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009), previously announced on April 24, 2008 as follows:

1. Revised forecasts of consolidated financial results for FY2009
(April 1, 2008 through March 31, 2009)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	1,420,000	46,000	42,000	22,000	38.34 yen
Revised forecast (B)	1,250,000	15,000	10,000	2,000	3.49 yen
Amount changed (B-A)	−170,000	−31,000	−32,000	−20,000	−
% of change	−12.0%	−67.4%	−76.2%	−90.9%	−
(Reference) Actual results for FY2008	1,368,633	45,889	41,035	22,178	38.65yen

2. Revised forecasts of unconsolidated financial results for FY2009
(April 1, 2008 through March 31, 2009)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	1,080,000	26,000	29,800	18,000	31.36 yen
Revised forecast (B)	927,000	1,000	4,500	3,000	5.23 yen
Amount changed (B-A)	−153,000	−25,000	−25,300	−15,000	−
% of change	−14.2%	−96.2%	−84.9%	−83.3	−
(Reference) Actual results for FY2008	1,034,155	29,267	28,759	4,467	7.78 yen

3. Reason for the revisions

The forecasts of consolidated and unconsolidated financial results for FY2009 decreased from the previously announced figures (both net sales, and profit and loss), due to the declines in both OEM sales volume for Toyota Motor Corporation and domestic sales volume, compounded by the yen appreciation and the surging raw material prices.

Note: The forecasts above are based on information available to HINO and certain premises that are deemed reasonable by HINO at the time of this notice, and as such, actual results may differ materially due to various factors.

平成 20 年 10 月 29 日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

自己株式取得に係る事項の決定に関するお知らせ

（会社法第 156 条に基づく自己株式の取得）

当社は、平成 20 年 10 月 29 日開催の当社取締役会において、当社第 96 回定時株主総会決議に基づき、自己株式の具体的な取得方法を下記のとおり決議いたしましたので、お知らせいたします。

記

1．自己株式の取得を行う理由
ストックオプションに対応するための代用自己株式として利用するため。

2．取得に係る事項の内容

（1）取得対象株式の種類	当社普通株式
（2）取得しうる株式の総数	1,300,000 株（上限） （発行済株式総数（自己株式を除く）に対する割合　0.23%）
（3）株式の取得価額の総額	5 億 20 百万円（上限）
（4）取得方法	市場買付
（5）取得期間	平成 20 年 11 月 4 日～11 月 14 日

（ご参考）
平成 20 年 6 月 25 日開催の第 96 回定時株主総会における決議内容

・取得対象株式の種類	当社普通株式
・取得しうる株式の総数	1,300,000 株（上限）
・株式の取得価額の総額	12 億円（上限）
・取得期間	第 96 回定時株主総会終結の翌日から 1 年間

平成 20 年 10 月 29 日現在における進捗状況

・取得株式の総数	0 株
・株式の取得価額の総額	0 円

平成 20 年 9 月 30 日現在における自己株式の保有

・発行済株式総数（自己株式を除く）	573,991,093 株
・自己株式数	589,757 株

以　　上

October 29, 2008

To Whom It May Concern RECEIVED

2008 DEC 30 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name: Hino Motors, Ltd.
Representative: Yoshio shirai, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of Resolution Regarding the Repurchase of Shares

(Repurchase of Treasury Shares Pursuant to Article 156 of the Company Law)

At the Board of Directors' Meeting held on October 29, 2008, the Company resolved the method for the repurchase of its treasury shares; pursuant to the resolution adopted at the 96th Ordinary General Shareholders' Meeting. The details are as follows.

1. Reason for purchase of treasury shares

The Company intends to use the repurchased shares as substitute treasury shares for stock options.

2. Details of shares repurchase

(1)Type of shares subject to repurchase	Common shares of the Company
(2)Total number of shares authorized for repurchase	Up to 1,300,000 shares
(Representing 0.23% of shares issued (excluding treasury shares))	
(3)Total value of shares authorized for repurchase	Up to 5.2 million yen
(4)Method of shares repurchase	Purchase in the market
(5)Period for shares repurchase	From December 4, 2008 to December 14, 2008

(Reference)

Matters resolved at the 96th Ordinary General Shareholders' Meeting held on June 25, 2008

・Type of shares subject to repurchase	Common shares of the Company
・Total number of shares authorized for repurchase	Up to 1,300,000 shares
・Total value of shares authorized for repurchase	Up to 1.2 billion yen
・Period for shares repurchase	One year from the day following the date of completion of the 96th Ordinary General Shareholders' Meeting

Shares repurchase on October 29, 2008

・Total number of shares repurchased	0 shares
・Total value of shares repurchase	0 yen

Treasury shares held as of September 30, 2008

·Total number of issued shares (excluding treasury shares)	573,991,093 shares
·Treasury shares	589,757 shares

平成21年3月期 第2四半期決算短信

平成20年10月29日

上場会社名　日野自動車株式会社　　上場取引所　東 名
コード番号　7205　URL　http://www.hino.co.jp/
代表者　（役職名）代表取締役社長　（氏名）白井 芳夫
問合せ先責任者　（役職名）総合企画部 広報渉外室長　（氏名）坂本 敏久　TEL 03-5419-9320
四半期報告書提出予定日　平成20年11月10日　　配当支払開始予定日　平成20年11月26日

（百万円未満切捨て）

1. 平成21年3月期第2四半期の連結業績（平成20年4月1日～平成20年9月30日）

(1) 連結経営成績（累計）

（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
21年3月期第2四半期	645,283	―	8,254	―	7,010	―	2,999	―
20年3月期第2四半期	660,956	5.0	24,721	15.8	23,484	10.8	12,282	8.4

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第2四半期	5.23	―
20年3月期第2四半期	21.40	―

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
21年3月期第2四半期	863,241	302,998	33.0	496.04
20年3月期	874,369	308,758	33.3	507.63

（参考）自己資本　21年3月期第2四半期 284,635百万円　20年3月期 291,300百万円

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	0.00	5.00	0.00	5.00	10.00
21年3月期	0.00	5.00	――	――	――
21年3月期（予想）	――	――	0.00	5.00	10.00

（注）配当予想の当四半期における修正の有無　無

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
通期	1,250,000	△8.7	15,000	△67.3	10,000	△75.6	2,000	△91.0	3.49

（注）連結業績予想数値の当四半期における修正の有無　有

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無
新規　― 社（社名　）　除外　― 社（社名　）

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　有
（注）詳細は、3ページ【定性的情報・財務諸表等】4. その他をご覧ください。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）
① 会計基準等の改正に伴う変更　有
② ①以外の変更　無
（注）詳細は、3ページ【定性的情報・財務諸表等】4. その他をご覧ください。

(4) 発行済株式数（普通株式）
① 期末発行済株式数（自己株式を含む）　21年3月期第2四半期 574,580,850株　20年3月期 574,580,850株
② 期末自己株式数　21年3月期第2四半期 763,028株　20年3月期 732,342株
③ 期中平均株式数（四半期連結累計期間）　21年3月期第2四半期 573,833,713株　20年3月期第2四半期 573,897,239株

※ 業績予想の適切な利用に関する説明、その他特記事項
1. 平成20年4月24日に公表いたしました連結業績予想のうち、通期について本資料において修正しております。
2. 本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。業績予想の前提となる仮定及び業績予想のご利用に当たっての注意事項等について、及び上記1に係る業績予想の具体的修正内容は、2ページ【定性的情報・財務諸表等】3. 連結業績予想に関する定性的情報をご覧ください。
3. 当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第2四半期（6か月）における我が国経済は、米国における金融不安の影響、原油、原材料の価格高騰等が企業収益を圧迫し、景気減速の下で推移いたしました。
当社グループ主力製品の国内普通トラック（大型・中型トラック）市場につきましては、建設需要の落ち込みにより総需要は 37 千台と前年同四半期に比べ 6 千台(△14.6%)減少いたしました。また、小型トラック市場におきましても、総需要は 39 千台と前年同四半期に比べ 7 千台(△14.8%)減少いたしました。
国内売上台数につきましては、需要減少のもと普通トラック、小型トラック・バス総合計で 20 千台と前年同四半期に比べ 2 千台(△10.4%)減少いたしました。
一方、海外トラック・バスの売上台数につきましては、アジア、中南米および中近東地域においての需要の増加により、37 千台と前年同四半期に比べ 6 千台(21.2%)増加いたしました。
以上により、日野ブランド事業のトラック・バスの総売上台数は 57 千台となり、前年同四半期に比べ 4 千台(7.9%)増加いたしました。
また、トヨタ自動車株式会社からの受託生産車につきましては、輸出向け「ハイラックスサーフ」の落ち込みにより、総生産台数は 85 千台と前年同四半期に比べ 13 千台(△13.5%)減少いたしました。
以上、国内およびトヨタ事業の売上台数減少により、当第2四半期（6か月）の売上高は 645,283 百万円と前年同四半期に比べ 15,672 百万円(△2.4%)の減収となりました。また、損益面におきましては、原材料の価格高騰および為替円高により、営業利益は 8,254 百万円と前年同四半期に比べ 16,466 百万円(△66.6%)の減益となりました。また、四半期純利益は 2,999 百万円と前年同四半期に比べ 9,283 百万円(△75.6%)の減益となりました。
なお、前年同四半期増減率（前年同四半期比の金額）は参考として記載しております。

2．連結財政状態に関する定性的情報

当第2四半期末の総資産は、前年度末に比べ 11,127 百万円減少し、863,241 百万円となりました。これは、たな卸資産が 17,225 百万円増加した一方で、直近の売上台数が前年度末に比べ少ないため売掛債権が 20,029 百万円減少し、また株価下落により投資有価証券が 8,692 百万円減少したことが主な要因です。
負債については、前年度末に比べ 5,367 百万円減少し、560,243 百万円となりました。これは、法人税等の納付により未払法人税等が 5,944 百万円減少したことが主な要因です。
純資産については、前年度末に比べ 5,760 百万円減少し、302,998 百万円となりました。これは、四半期純利益 2,999 百万円を計上した一方で、配当金の支払 2,870 百万円および有価証券評価差額金が 6,008 百万円減少したことが主な要因です。

3．連結業績予想に関する定性的情報

平成 20 年度の我が国経済は、原油、原材料価格の上昇、世界経済の景気減速や為替・株式市場の不安定な動向等懸念材料も多く、今後ともこれら経営をとりまく環境の動向を見極めながら、慎重に対処していく必要があります。
当社グループの主力市場であります国内トラック市場におきましては、原油高や輸送業者の経営悪化などにより、通期では前年度を下回る需要水準が見込まれ、引き続き厳しい状況が続くと予測されます。
海外市場については、依然、資源国をはじめとした需要が堅調ではありますが、直近の世界の金融、為替、市況の不安定な状況が与える海外市場への影響を注視していく必要があります。
このような状況において、今後とも一層の合理化を進めることにより、経営体質の強化、業績の向上に努めてまいる所存であります。
なお、平成 20 年度の連結業績の見通しは以下のとおりであります。

売上高……………………………12,500 億円
営業利益……………………………150 億円
国内トラック、バス売上台数………………41 千台
海外トラック、バス売上台数………………77 千台
トヨタ受託車生産台数……………………146 千台

また、通期の個別業績予想に関する事項につきましては、本日公表の「平成 21 年 3 月期通期個別業績予想の修正に関するお知らせ」をご参照ください。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用

1．簡便な会計処理

・法人税等並びに繰延税金資産及び繰延税金負債の算定方法

法人税等の納付税額の算定に関しては、加味する加減算項目や税額控除項目を重要なものに限定する方法によっております。

繰延税金資産の回収可能性に関しては、前連結会計年度末の検討において使用した将来の業績予測やタックス・プランニングに、前連結会計年度末からの重要な一時差異の変動を加味したものを使用する方法によっております。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

1．会計処理基準に関する事項の変更

①当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第 12 号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第 14 号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

②重要な資産の評価基準の変更

通常の販売目的で保有するたな卸資産については、従来、原価法によっておりましたが、当連結会計年度より、「棚卸資産の評価に関する会計基準」（企業会計基準第 9 号　平成 18 年 7 月 5 日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定しております。

なお、これによる四半期連結財務諸表に与える影響は軽微であります。

③「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用

当連結会計年度より、「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第 18 号　平成 18 年 5 月 17 日）を適用し、連結決算上必要な修正を行っております。

なお、これによる四半期連結財務諸表に与える影響は軽微であります。

2．追加情報

・有形固定資産の耐用年数の変更

当社及び国内連結子会社は、減価償却資産の耐用年数等に関する平成 20 年度法人税法の改正に伴い、当連結会計年度より有形固定資産の一部について耐用年数を変更しております。これにより、営業利益が 1,004 百万円減少し、経常利益および税金等調整前四半期純利益はそれぞれ 1,013 百万円減少しております。

5. 四半期連結財務諸表

(1) 四半期連結貸借対照表

（単位：百万円）

	当第２四半期連結会計期間末 (平成20年9月30日)	前連結会計年度末に係る要約連結貸借対照表 (平成20年3月31日)
資産の部		
流動資産		
現金及び預金	24,435	29,108
受取手形及び売掛金	218,496	238,526
商品及び製品	77,532	62,351
仕掛品	23,383	23,593
原材料及び貯蔵品	18,875	16,620
その他	34,347	33,644
貸倒引当金	△3,511	△3,729
流動資産合計	393,559	400,115
固定資産		
有形固定資産		
建物及び構築物	105,549	106,523
機械装置及び運搬具	109,419	108,866
土地	93,264	95,409
その他	40,088	34,008
有形固定資産合計	348,322	344,807
無形固定資産	25,690	25,716
投資その他の資産		
投資有価証券	77,874	86,566
その他	24,022	23,235
貸倒引当金	△6,228	△6,070
投資その他の資産合計	95,668	103,730
固定資産合計	469,681	474,254
資産合計	863,241	874,369
負債の部		
流動負債		
支払手形及び買掛金	196,509	195,741
短期借入金	117,562	114,623
コマーシャルペーパー	30,000	32,000
一年内返済予定の長期借入金	3,699	23,618
未払法人税等	3,332	9,276
賞与引当金	4,604	4,526
製品保証引当金	11,176	10,935
その他	68,439	66,261
流動負債合計	435,323	456,983
固定負債		
長期借入金	55,774	37,630
退職給付引当金	36,953	37,090
その他	32,191	33,906
固定負債合計	124,919	108,627
負債合計	560,243	565,610

（単位：百万円）

	当第２四半期連結会計期間末 （平成20年９月30日）	前連結会計年度末に係る要約連結貸借対照表 （平成20年３月31日）
純資産の部		
株主資本		
資本金	72,717	72,717
資本剰余金	64,327	64,327
利益剰余金	136,731	136,393
自己株式	△398	△379
株主資本合計	273,378	273,058
評価・換算差額等		
その他有価証券評価差額金	15,930	21,939
繰延ヘッジ損益	15	―
土地再評価差額金	1,617	1,617
為替換算調整勘定	△6,306	△5,315
評価・換算差額等合計	11,257	18,241
新株予約権	12	―
少数株主持分	18,350	17,458
純資産合計	302,998	308,758
負債純資産合計	863,241	874,369

(2) 四半期連結損益計算書

【第2四半期連結累計期間】

（単位：百万円）

	当第2四半期連結累計期間 （自　平成20年4月1日 至　平成20年9月30日）
売上高	645,283
売上原価	561,921
売上総利益	83,361
販売費及び一般管理費	
給与諸手当	18,057
製品保証引当金繰入額	11,176
賞与引当金繰入額	2,958
退職給付引当金繰入額	1,443
貸倒引当金繰入額	144
その他	41,328
販売費及び一般管理費合計	75,107
営業利益	8,254
営業外収益	
受取利息	788
受取配当金	921
雑収入	1,023
営業外収益合計	2,733
営業外費用	
支払利息	2,418
為替差損	456
持分法による投資損失	211
雑支出	890
営業外費用合計	3,976
経常利益	7,010
特別利益	
固定資産売却益	37
投資有価証券売却益	2,148
その他	121
特別利益合計	2,307
特別損失	
固定資産売廃却損	578
その他	632
特別損失合計	1,210
税金等調整前四半期純利益	8,107
法人税、住民税及び事業税	3,667
法人税等調整額	182
法人税等合計	3,850
少数株主利益	1,257
四半期純利益	2,999

当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第 12 号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第 14 号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

(3) 継続企業の前提に関する注記

該当事項はありません。

(4) 株主資本の金額に著しい変動があった場合の注記

該当事項はありません。

「参考資料」

前年同四半期にかかる財務諸表

中間連結損益計算書

区分	前中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日) 金額(百万円)		百分比 (%)
Ⅰ 売上高		660,956	100.0
Ⅱ 売上原価		562,962	85.2
売上総利益		97,993	14.8
Ⅲ 販売費及び一般管理費			
1 給与諸手当	18,404		
2 製品保証引当金繰入額	10,652		
3 賞与引当金繰入額	2,975		
4 退職給付費用	1,438		
5 役員退職慰労引当金繰入額	362		
6 貸倒引当金繰入額	33		
7 その他	39,405	73,272	11.1
営業利益		24,721	3.7
Ⅳ 営業外収益			
1 受取利息	801		
2 受取配当金	906		
3 持分法による投資利益	251		
4 為替差益	142		
5 雑収入	772	2,875	0.5
Ⅴ 営業外費用			
1 支払利息	2,633		
2 雑支出	1,478	4,112	0.6
経常利益		23,484	3.6
Ⅵ 特別利益			
1 固定資産売却益	1,101		
2 投資有価証券等売却益	18		
3 その他	61	1,180	0.2
Ⅶ 特別損失			
1 固定資産売廃却損	459		
2 固定資産減損損失	34		
3 過年度役員退職慰労引当金繰入額	2,494		
4 その他	657	3,645	0.6
税金等調整前中間純利益		21,019	3.2
法人税、住民税及び事業税	10,620		
法人税等調整額	△2,252	8,368	1.3
少数株主利益		369	0.0
中間純利益		12,282	1.9

6．生産、売上の状況（連結）

(1) 生産実績

区　分	前第2四半期連結累計期間（自　平成19年4月1日　至　平成19年9月30日）	当第2四半期連結累計期間（自　平成20年4月1日　至　平成20年9月30日）	増　減
トラック・バス	53,804 台	57,225 台	3,421 台
受託車両	98,573 台	85,305 台	△13,268 台

(2) 売上実績

区　分		前第2四半期連結累計期間（自　平成19年4月1日　至　平成19年9月30日）		当第2四半期連結累計期間（自　平成20年4月1日　至　平成20年9月30日）		増　減	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	22,119	153,715	19,827	144,179	△2,292	△9,535
	海外	30,334	128,992	36,763	146,468	6,429	17,475
トラック・バス計		52,453	282,708	56,590	290,648	4,137	7,939
	車両	98,573	175,024	85,305	149,599	△13,268	△25,424
	海外生産用部品ほか	－	2,951	－	3,863	－	912
受託車計		98,573	177,975	85,305	153,463	△13,268	△24,511
	国内	－	23,677	－	24,716	－	1,038
	海外	－	9,762	－	11,344	－	1,581
補給部品計		－	33,440	－	36,061	－	2,620
	国内	－	79,208	－	82,159	－	2,951
	海外	－	8,448	－	13,592	－	5,144
	トヨタ	－	79,175	－	69,359	－	△9,816
その他計		－	166,831	－	165,110	－	△1,721
総売上高		－	660,956	－	645,283	－	△15,672

（注）百万円未満は切り捨てて表示しております。

2008年10月29日
日野自動車株式会社
総合企画部広報渉外室

2008年度 第２四半期連結累計期間 参考資料

	前第２四半期累計期間 実績 ('07/4～9)	対前年実績	当第２四半期累計期間 実績 ('08/4～9)	対前年実績	前期 実績 ('07/4～'08/3)	対前年実績	当期 予想 ('08/4～'09/3)	対前年実績
	(千台)		(千台)		(千台)		(千台)	
大中トラ総需要	43.2	△23.5%	36.9	△14.6%	85.1	△19.3%	75.0	△11.9%
小トラ総需要	45.6	△31.7%	38.9	△14.8%	89.8	△25.7%	77.0	△14.3%
	(千台)		(千台)		(千台)		(千台)	
大中トラ登録台数	13.0	△24.0%	11.8	△9.6%	27.6	△15.9%	25.3	△8.3%
(大中トラシェア)	*(30.1%)*	*(△0.2P)*	*(31.9%)*	*(1.8P)*	*(32.4%)*	*(1.3P)*	*(33.5%)*	*(1.1P)*
小トラ登録台数	7.2	△21.2%	6.1	△15.2%	14.9	△10.3%	12.4	△17.0%
(小トラシェア)	*(15.7%)*	*(2.1P)*	*(15.7%)*	*(0.0P)*	*(16.6%)*	*(2.8P)*	*(16.0%)*	*(△0.6P)*
売上台数	(千台)		(千台)		(千台)		(千台)	
国内	22.1	△19.5%	19.8	△10.4%	45.8	△10.9%	41.0	△10.5%
海外	30.3	25.2%	36.8	21.2%	65.9	29.4%	77.0	16.9%
受託車	98.6	2.2%	85.3	△13.5%	200.9	△1.1%	145.7	△27.5%
	(億円)		(億円)		(億円)		(億円)	
売上高	**6,610**	5.0%	**6,453**	△2.4%	**13,686**	6.3%	**12,500**	△8.7%
国内	2,566	△14.0%	2,511	△2.2%	5,305	△8.4%	5,130	△3.3%
海外	1,472	38.7%	1,714	16.4%	3,155	35.0%	3,550	12.5%
トヨタ	2,572	14.5%	2,228	△13.3%	5,226	10.1%	3,820	△26.9%
	(億円)		(億円)		(億円)		(億円)	
営業利益	**247**	15.8%	**83**	△66.6%	**459**	25.0%	**150**	△67.3%
(利益率)	*(3.7%)*		*(1.3%)*		*(3.4%)*		*(1.2%)*	
	(億円)		(億円)		(億円)		(億円)	
経常利益	**235**	10.8%	**70**	△70.1%	**410**	11.4%	**100**	△75.6%
(利益率)	*(3.6%)*		*(1.1%)*		*(3.0%)*		*(0.8%)*	
	(億円)		(億円)		(億円)		(億円)	
当期純利益	**123**	8.4%	**30**	△75.6%	**222**	10.6%	**20**	△91.0%
(利益率)	*(1.9%)*		*(0.5%)*		*(1.6%)*		*(0.2%)*	
増減要因 (営業利益ベース)		(億円)		(億円)		(億円)		(億円)
	《増益要因》		《増益要因》		《増益要因》		《増益要因》	
	環境面の変化	6	販売面の努力	36	販売面の努力	82	販売面の努力	150
	原価改善	96	原価改善	92	原価改善	190	原価改善	210
	《減益要因》		《減益要因》		《減益要因》		《減益要因》	
	販売面の変化	15	環境面の変化	167	環境面の変化	36	環境面の変化	450
	原価変動他	53	原価変動他	125	原価変動他	144	原価変動他	219
	計	**34**	計	**△164**	計	**92**	計	**△309**
業績評価	**増収・増益**		**減収・減益**		**増収・増益**		**減収・減益**	
	(億円)		(億円)		(億円)		(億円)	
設備投資	**226**		**289**		**437**		**680**	
日野自動車	143		236		296		440	
仕入先	22		24		43		85	
海外	47		23		72		100	
販売会社	14		6		26		55	
	(億円)		(億円)		(億円)		(億円)	
減価償却費	**211**		**226**		**442**		**490**	
日野自動車	124		141		267		314	
仕入先	26		26		52		54	
海外	45		44		90		92	
販売会社	16		15		33		30	
	(億円)		(億円)		(億円)		(億円)	
研究開発費	**185**		**211**		**395**		**411**	
為替レート	119円/US$		106円/US$		114円/US$		103円/US$	

Brief Statement of the Second Quarter Financial Results for the Fisical Year Ending March 31, 2009

October 29, 2008

(Summaly)

【Qualitative information・financial statements,etc,】

1. Qualitative information on the consolidated operating results

In the second quarter of FY2008 (six months from April to September 2008), the Japanese economy remained in a downturn, with corporate earnings depressed by factors such as the adverse effects of financial instability in the US and rising crude oil and raw material prices.

In the Japanese market for large trucks (heavy- and medium-duty trucks), Hino Motors' mainstay products, total demand declined by 6,000 units (△14.6%) year-on-year to 37,000 units due to falling construction demand. In the market for light-duty trucks, total demand reached 39,000 units, down 7,000 units (△14.8%) year-on-year.

Combined sales volume of regular and light trucks and buses in Japan fell by 2,000 units (△10.4%) year-on-year to 20,000 units, reflecting decreasing demand.

Overseas sales volume of trucks and buses reached 37,000 units, up 6,000 units (21.2%) year-on-year, thanks to rising demand in Asia, South and Central America, and the Middle and Near East.

As a result, total sales volume of Hino brand trucks and buses rose by 4,000 units (7.9%) year-on-year to 57,000 units.

On the other hand, total OEM production for Toyota Motor Corporation, including vehicles jointly developed and produced for Toyota Motor, fell by 13,000 units (△13.5%) year-on-year to 85,000 units affected by a weak production volume of Hilux Surf units for export.

Consequently, sales in the second quarter of FY2008 (six months from April to September 2008), came to ¥645,283 million, down ¥15,672 million (△2.4%) year-on-year because of falling sales in Japan and in the Toyota Motor business. In terms of profit and loss, operating profit came to ¥8,254 million, down ¥16,466 million (△66.6%) year-on-year because of rising raw material prices and yen appreciation on foreign currency markets. Net profit in the quarter under review fell by ¥9,283 million (75.6%) year-on-year to ¥2,999 million.

Rates of change over the second quarter of FY2007 (year-on-year change in value) are attached for reference.

2. Qualitative information on the consolidated financial condition

Total assets reached ¥863,241 million at the end of the second quarter of FY2008, down ¥11,127 million compared to the end of FY2007. Although inventories increased by ¥17,225 million, recent sales volume was low compared to the end of FY2007, leading to a ¥20,029 million decline in accounts receivable, while a fall in share prices decreased the value of investment securities by ¥8,692 million.

Total liabilities fell by ¥5,367 million compared to the end of FY2007 to reach ¥560,243 million, mainly because corporate and other taxes were paid, so accrued income taxes were down by ¥5,944 million.

Net assets decreased by ¥5,760 million compared to the end of the previous fiscal year to ¥302,998 million. Although net profit was accounted in the quarter under review (¥2,999 million), the decline was mainly because dividends were paid (¥2,870 million) and because net unrealized gains on securities fell by ¥6,008 million

3. Qualitative information on the consolidated earnings forecast

Many uncertainties hang over the Japanese economy in FY2008, including higher crude oil and raw material prices, a further slowdown in the global economy, and volatility in foreign exchange and stock markets. We will need to monitor the business environment going forward with care, and respond with caution.

Conditions in Hino Motors' mainstay truck market in Japan are likely to remain challenging over the full financial year, with full-year demand likely to be lower than in the previous financial year because of factors such as a high crude oil price and transport companies' deteriorating operating environment.

Although demand in overseas markets remains solid, led by countries with rich natural resources, we will need to keep a vigilant eye on the impact of recent instability in global finance, exchange rates and commodities on overseas markets.

Under these circumstances, we are committed to reinforcing our operating structure and enhancing earnings by continuously pursuing rationalization going forward.

The outlook for consolidated business performance for FY2008 is as follows:

Net sales…1,250 billion yen
Operating profit…15 billion yen
Domestic unit sales of trucks and buses …41,000 units
Overseas unit sales of trucks and buses …77,000 units

Production of vehicles commissioned by Toyota ... 146,000 units

For full-term non-consolidated earnings forecasts, please refer to the "Notice of Revision of Non-consolidated Earnings Forecasts for FY2008" announced today.

平成20年11月7日

各 位

会 社 名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL．03－5419－9320）

自己株式の取得状況及び取得終了に関するお知らせ

（会社法第156条に基づく自己株式の取得）

当社は、会社法第156条の規定に基づく自己株式の取得を下記のとおり実施いたしましたのでお知らせいたします。

なお、平成20年6月25日開催の第96回定時株主総会決議に基づく自己株式の取得はこれをもちまして終了いたしましたので、併せてお知らせいたします。

記

1．取得した株式の種類	当社普通株式
2．取得期間	平成20年11月4日～11月7日
3．取得した株式の総数	1,300,000株
4．株式の取得価額の総額	323,568,000円
5．取得方法	東京証券取引所における市場買付

（ご参考）

平成20年10月29日開催の取締役会における決議内容

・取得対象株式の種類	当社普通株式
・取得しうる株式の総数	1,300,000株（上限） （発行済株式総数（自己株式を除く）に対する割合　0.23%）
・株式の取得価額の総額	5億20百万円（上限）
・取得方法	市場買付
・取得期間	平成20年11月4日～11月14日

平成20年6月25日開催の第96回定時株主総会における決議内容

・取得対象株式の種類	当社普通株式
・取得しうる株式の総数	1,300,000株（上限）
・株式の取得価額の総額	12億円（上限）
・取得期間	第96回定時株主総会終結の翌日から1年間

以　上

November 7, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Yoshio Shirai, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of Completion Regarding the Repurchase of Shares

(Repurchase of Treasury Shares Pursuant to Article 156 of the Company Law)

The Company repurchased its treasury shares; pursuant to the provisions of Article 156 of the Company Law. The details are as follows:
This repurchase completes the repurchase of its treasury shares; pursuant to the resolution adopted at the 96th Ordinary General Shareholders' Meeting.

1. Type of shares subject to repurchase: Common shares of the Company

2. Period for shares repurchase: From December 4, 2008 to December 7, 2008

3. Total number of shares repurchased: 1,300,000 shares

4. Total value of shares repurchased: 323,568,000 yen

5. Method of shares repurchase Purchase on the Tokyo Stock Market

(Reference)

Matters resolved at the Board of Directors' Meeting held on October 29, 2008:

- Type of shares subject to repurchase: Common shares of the Company
- Total number of shares authorized for repurchase: Up to 1,300,000 shares (Representing 0.23% of shares issued (excluding treasury shares))
- Total value of shares authorized for repurchase: Up to 5.2 million yen
- Method of shares repurchase: Purchase in the market
- Period for shares repurchase: From December 4, 2008 to December 14, 2008

Matters resolved at the 96th Ordinary General Shareholders' Meeting held on June 25, 2008:

- Type of shares subject to repurchase: Common shares of the Company
- Total number of shares authorized for repurchase: Up to 1,300,000 shares
- Total value of shares authorized for repurchase: Up to 1.2 billion yen
- Period for shares repurchase: One year from the day following the date of

completion of the 96th Ordinary General Shareholders' Meeting

【表紙】

【提出書類】	確認書
【根拠条文】	金融商品取引法第24条の４の８第１項
【提出先】	関東財務局長
【提出日】	平成20年11月10日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【最高財務責任者の役職氏名】	該当事項はありません。
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

1 【四半期報告書の記載内容の適正性に関する事項】

当社取締役社長白井芳夫は、当社の第97期第２四半期（自平成20年７月１日 至平成20年９月30日）の四半期報告書の記載内容が金融商品取引法令に基づき適正に記載されていることを確認しました。

2 【特記事項】

特記すべき事項はありません。

Certification

November 10, 2008

(Summary)

1 【Matters regarding the appropriateness of the details specified in the quarterly report】
Yoshio Shirai, President of Hino Motors, has confirmed that the details in the quarterly report for the second quarter of the 97th Fiscal Term(from July 1, 2008 to September 30, 2008) are appropriately stated as required under the provisions of the Financial Instruments and Exchanged Law.

2 【Matters of particular note】
There is nothing that should be particularly noted.

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の４の７第１項
【提出先】	関東財務局長
【提出日】	平成20年11月10日
【四半期会計期間】	第97期第２四半期（自　平成20年７月１日　至　平成20年９月30日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井　芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 - 5111（代表）
【事務連絡者氏名】	経理部長　佐藤　真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 - 5085
【事務連絡者氏名】	経理部長　佐藤　真一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次	第97期 第２四半期連結累計期間	第97期 第２四半期連結会計期間	第96期
会計期間	自平成20年４月１日 至平成20年９月30日	自平成20年７月１日 至平成20年９月30日	自平成19年４月１日 至平成20年３月31日
売上高（百万円）	645,283	326,360	1,368,633
経常利益（損失）（百万円）	7,010	△2,066	41,035
四半期純利益（損失）又は当期純利益（百万円）	2,999	△3,891	22,178
純資産額（百万円）	－	302,998	308,758
総資産額（百万円）	－	863,241	874,369
１株当たり純資産額（円）	－	496.04	507.63
１株当たり四半期純利益（損失）金額又は当期純利益金額（円）	5.23	△6.78	38.65
潜在株式調整後１株当たり四半期純利益金額又は当期純利益金額（円）	－	－	－
自己資本比率（％）	－	33.0	33.3
営業活動によるキャッシュ・フロー（百万円）	20,840	－	92,504
投資活動によるキャッシュ・フロー（百万円）	△25,825	－	△52,270
財務活動によるキャッシュ・フロー（百万円）	11	－	△38,963
現金及び現金同等物の四半期末（期末）残高（百万円）	－	23,672	28,710
従業員数（人）	－	25,111	24,569

（注）１．当社は四半期連結財務諸表を作成しているので、提出会社の主要な経営指標等の推移については記載していない。

２．△は、損失又は減少を示す。

３．売上高には、消費税等は含まれていない。

４．第97期第２四半期連結累計期間の潜在株式調整後１株当たり四半期純利益金額については、希薄化効果を有している潜在株式が存在しないため、記載していない。第97期第２四半期連結会計期間の潜在株式調整後１株当たり四半期純利益金額については、希薄化効果を有している潜在株式が存在せず、１株当たり四半期純損失であるため記載していない。第96期の潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため、記載していない。

2【事業の内容】

当第２四半期連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。また、主要な関係会社における異動もない。

3【関係会社の状況】

当第２四半期連結会計期間において、重要な関係会社の異動はない。

4【従業員の状況】

(1) 連結会社の状況

当第２四半期連結会計期間末の連結会社における従業員数は、25,111名である。

(注) 1．従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む。）である。

2．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員等）の総数は、10,346名である。

(2) 提出会社の状況

当第２四半期会計期間末の提出会社における従業員数は、10,664名である。

(注) 1．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含む。）である。

2．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員）の総数は、4,715名である。

第２【事業の状況】

１【生産、受注及び販売の状況】

(1) 生産実績

当第２四半期連結会計期間における生産実績は次のとおりである。

区分	生産高
トラック・バス（台）	29,238
受託車	
車両（台）	39,917
海外生産用部品他（百万円）	1,983
エンジン（基）	8,564
補給部品他（百万円）	34,526

（注）金額は標準卸売価格による。

(2) 受注状況

当社グループは国内及び海外の販売実績及び販売見込み等の資料を基礎として見込生産を行っている。
なお、受託車についてはトヨタ自動車株式会社より受託生産している。

(3) 販売実績

当第２四半期連結会計期間における販売実績は次のとおりである。

区分			販売高
	国内	台数（台）	11,037
		金額（百万円）	80,757
	海外	台数（台）	18,207
		金額（百万円）	73,932
トラック・バス計		台数（台）	29,244
		金額（百万円）	154,690
	車両	台数（台）	39,917
		金額（百万円）	69,753
	海外生産用部品他	金額（百万円）	1,983
受託車計		金額（百万円）	71,736
	国内	金額（百万円）	12,918
	海外	金額（百万円）	5,710
補給部品計		金額（百万円）	18,629
	国内	金額（百万円）	41,453
	海外	金額（百万円）	7,112
	トヨタ	金額（百万円）	32,738
その他計		金額（百万円）	81,304
合　計		金額（百万円）	326,360

（注）主な相手先別の販売実績及び総販売実績に対する割合は、次のとおりである。

相手先	当第２四半期連結会計期間	
	販売高（百万円）	割合（％）
トヨタ自動車㈱	79,250	24.3

２【経営上の重要な契約等】

当第２四半期連結会計期間において、経営上の重要な契約等の決定又は締結等はない。

3【財政状態及び経営成績の分析】

文中の将来に関する事項は、当四半期報告書提出日現在において当社グループが判断したものである。

なお、当年度は四半期報告制度の導入初年度であるため、「(1)業績の状況」において比較、分析に用いた前年同期の数値は、独立監査人による四半期レビューを受けていない。

(1)業績の状況

当第２四半期連結会計期間における我が国経済は、米国における金融不安の影響、原油、原材料の価格高騰等が企業収益を圧迫し、景気減速の下で推移した。

当社グループ主力製品の国内普通トラック（大型・中型トラック）市場については、建設需要の落ち込みにより総需要は20,265台と前第２四半期に比べ4,794台（△19.1%）減少した。また、小型トラック市場においても、総需要は20,927台と前第２四半期に比べ3,447台（△14.1%）減少した。

国内売上台数については、需要減少のもと普通トラック、小型トラック・バス総合計で11,037台と前第２四半期に比べ1,770台（△13.8%）減少した。

一方、海外トラック・バスの売上台数については、アジア、中南米及び中近東地域においての需要の増加により、18,207台と前第２四半期に比べ2,366台（14.9%）増加した。

以上により、日野ブランド事業のトラック・バスの総売上台数は29,244台となり、前第２四半期に比べ596台（2.1%）増加した。

また、トヨタ自動車株式会社からの受託生産車については、輸出向け「ハイラックスサーフ」の落ち込みにより、総生産台数は39,917台と前第２四半期に比べ10,515台（△20.8%）減少した。

以上、国内及びトヨタ事業の売上台数減少により、当第２四半期の売上高は3,263億60百万円と前第２四半期に比べ255億54百万円（△7.3%）の減収となった。また、損益面においては、国内及びトヨタ事業の売上台数の減少、原材料価格の上昇等により、連結営業利益は8億92百万円と前第２四半期に比べ139億89百万円（△94.0%）の減益、連結経常損失は20億66百万円と前第２四半期に比べ141億24百万円の減益となった。また、連結四半期純損失は38億91百万円と前第２四半期に比べ95億17百万円の減益となった。

所在地別セグメントの業績は、次のとおりである。

（日本）

輸出車の売上がアジア、中南米及び中近東地域において好調であったものの、受託車の売上及び国内トラック・バスの売上が減少し、売上高は2,862億70百万円となった。また、営業利益は6億18百万円となった。

（アジア）

インドネシアにおける日野ブランド車の販売が好調であり、売上高は590億46百万円となった。また、営業利益は23億46百万円となった。

（その他の地域）

北米市場の低迷を背景に日野ブランド車の販売及びトヨタブランド車向けユニット事業の受注が減少し、売上高は222億76百万円となった。また、営業損失は16億84百万円となった。

（注）当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報の記載を省略している。

(2)キャッシュ・フローの状況

①当第２四半期連結会計期間

当第２四半期連結会計期間における現金及び現金同等物（以下、「資金」という。）は、有利子負債の増加等による資金の増加があった一方で、固定資産の取得による支出等により、第１四半期連結会計期間末に比べ8億52百万円減少し、236億72百万円となった。

（営業活動によるキャッシュ・フロー）

当第２四半期連結会計期間における営業活動による資金の減少は、69億82百万円となった。これは主に、売上債権が増加したことによるものである。

（投資活動によるキャッシュ・フロー）

当第２四半期連結会計期間における投資活動による資金の減少は、180億7百万円となった。これは主に、生産設備を中心とした有形固定資産の取得による支出によるものである。

（財務活動によるキャッシュ・フロー）

当第２四半期連結会計期間における財務活動による資金の増加は、242億34百万円となった。これは主に、有利子負債が増加したことによるものである。

②当第２四半期連結累計期間

当第２四半期連結累計期間における現金及び現金同等物（以下、「資金」という。）は、減価償却費の計上等による資金の増加があった一方で、固定資産の取得による支出等により、前連結会計年度末に比べ50億38百万円減少し、236億72百万円となった。

（営業活動によるキャッシュ・フロー）

当第２四半期連結累計期間における営業活動による資金の増加は、208億40百万円となった。これは主に、たな卸資産の増加が193億98百万円あった一方で、減価償却費の計上が261億32百万円及び売上債権の減少が170億15百万円あったことによるものである。

（投資活動によるキャッシュ・フロー）

当第２四半期連結累計期間における投資活動による資金の減少は、258億25百万円となった。これは主に、生産設備を中心とした有形固定資産の取得による支出が249億39百万円あったことによるものである。

（財務活動によるキャッシュ・フロー）

当第２四半期連結累計期間における財務活動による資金の増加は、11百万円となった。これは主に、配当金の支払額が28億70百万円あった一方で、有利子負債の増加が25億64百万円及び新規子会社設立により少数株主からの払込による収入が3億35百万円あったことによるものである。

(3)事業上及び財務上の対処すべき課題

当第２四半期連結会計期間において、当社グループが対処すべき課題について、重要な変更はない。

(4)研究開発活動

当第２四半期連結会計期間におけるグループ全体の研究開発活動の金額は、110億8百万円である。

なお、当第２四半期連結会計期間において、当社グループの研究開発活動の状況に重要な変更はない。

第３【設備の状況】

(1) 主要な設備の状況

当第２四半期連結会計期間において、主要な設備に重要な異動はない。

(2) 設備の新設、除却等の計画

当第２四半期連結会計期間中に完成した主要な設備は、次のとおりである。

提出会社

事業所名（所在地）	設備の内容	取得価額（百万円）	完成年月
日野工場（東京都日野市）	大中型トラック・エンジン生産設備	5,602	平成20年７月～９月
羽村工場（東京都羽村市）	小型トラック・受託車両生産設備	2,506	〃
新田工場（群馬県太田市）	エンジン・部品生産設備	3,778	〃

当第２四半期連結会計期間において、前四半期連結会計期間末において計画中であった重要な設備の新設、除却等について、重要な変更はない。また、新たに確定した重要な設備の新設、除却等の計画はない。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	1,400,000,000
計	1,400,000,000

②【発行済株式】

種類	第２四半期会計期間末現在発行数（株）（平成20年９月30日）	提出日現在発行数（株）（平成20年11月10日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	574,580,850	574,580,850	㈱東京証券取引所（市場第１部） ㈱名古屋証券取引所（市場第１部）	－
計	574,580,850	574,580,850	－	－

（2）【新株予約権等の状況】

会社法に基づき発行した新株予約権は、次のとおりである。

平成20年６月25日定時株主総会及び取締役会決議

	第２四半期会計期間末現在 （平成20年９月30日）
新株予約権の数（個）	1,242
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	当社普通株式
新株予約権の目的となる株式の数（株）	1,242,000
新株予約権の行使時の払込金額（円）	571
新株予約権の行使期間	自 平成22年８月１日 至 平成28年７月31日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　571 資本組入額は会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果１円未満の端数が生じたときは、その端数を切り上げるものとする。
新株予約権の行使の条件	１．各新株予約権の一部行使はできないものとする。 ２．新株予約権者は、平成20年６月25日開催の定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員又は従業員等の地位にあることを要する。 ３．新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も２年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職又は解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。 ４．新株予約権の相続はこれを認めない。 ５．その他の行使条件については、平成20年６月25日開催の定時株主総会決議及び取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、取締役会の承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

（注）平成20年10月29日開催の取締役会において、ストック・オプションに対応するために代用自己株式1,300,000株を取得することを決議しており、新株発行の予定はない。
なお、提出日（平成20年11月10日）現在において、上記取締役会決議に基づく自己株式の取得は完了している。

（3）【ライツプランの内容】

該当事項なし。

（4）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成20年７月１日～平成20年９月30日	－	574,580	－	72,717	－	64,307

(5) 【大株主の状況】

平成20年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
トヨタ自動車株式会社	愛知県豊田市トヨタ町１	287,897	50.1
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３	24,029	4.2
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11	20,841	3.6
日本トラスティ・サービス信託銀行株式会社（信託口４Ｇ）	東京都中央区晴海１－８－11	10,886	1.9
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	東京都中央区晴海１－８－11	10,031	1.7
東京海上日動火災保険株式会社	東京都千代田区丸の内１－２－１	6,104	1.1
株式会社竹中工務店	大阪市中央区本町４－１－13	5,562	1.0
資産管理サービス信託銀行株式会社（証券投資信託口）	東京都中央区晴海１－８－12 晴海アイランドトリトンスクエアオフィスタワーＺ棟	5,181	0.9
日本トラスティ・サービス信託銀行株式会社（信託口４）	東京都中央区晴海１－８－11	5,083	0.9
モルガンホワイトフライヤーズエキュイティディリヴェイティヴ （常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	902 MARKET STREET, WILMINGTON, DELAWARE DE 19801 USA （東京都中央区日本橋兜町６－７）	4,572	0.8
計	－	380,187	66.2

（注）１．上記所有株式のうち、信託業務に係る株式数は次のとおりである。

日本マスタートラスト信託銀行株式会社（信託口） 24,029千株
日本トラスティ・サービス信託銀行株式会社（信託口） 20,841千株
日本トラスティ・サービス信託銀行株式会社（信託口４Ｇ） 10,886千株
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口） 10,031千株
資産管理サービス信託銀行株式会社（証券投資信託口） 5,181千株
日本トラスティ・サービス信託銀行株式会社（信託口４） 5,083千株

２．ボストン・カンパニー・アセット・マネジメント・エルエルシーから、平成19年10月19日付けで提出された大量保有報告書、変更報告書の写しの送付があり、平成19年７月23日現在で以下の株式を所有している旨の報告を受けたが、当社として当第２四半期末時点における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。

なお、その大量保有報告書等の写しの内容は次のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
ボストン・カンパニー・アセット・マネジメント・エルエルシー	アメリカ合衆国、マサチューセッツ州02108－4408、ボストン、ワン・ボストン・プレイス、メロン・フィナンシャル・センター	26,583	4.6

３．ゴールドマン・サックス証券株式会社及びその共同保有者から、平成19年11月６日付けで提出された大量保有報告書及び平成20年１月９日付けで提出された変更報告書の写しの送付があり、平成19年12月31日現在で以下の株式を所有している旨の報告を受けたが、当社として当第２四半期末時点における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。

なお、その大量保有報告書等の写しの内容は次のとおりである。

次へ

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
ゴールドマン・サックス証券株式会社	東京都港区六本木６－10－１ 六本木ヒルズ森タワー	615	0.1
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	9,261	1.6
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A.	15,240	2.7
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A.	313	0.1
ゴールドマン・サックス・アセット・マネジメント株式会社	東京都港区六本木６－10－１ 六本木ヒルズ森タワー	3,230	0.6

（6）【議決権の状況】

①【発行済株式】

平成20年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	〔自己保有株式〕 普通株式　589,000	－	権利内容に何ら限定のない当社における標準となる株式
	〔相互保有株式〕 普通株式　458,000	－	同上
完全議決権株式（その他）	普通株式　571,909,000	571,899	同上
単元未満株式	普通株式　1,624,850	－	同上
発行済株式総数	574,580,850	－	－
総株主の議決権	－	571,899	－

(注)「完全議決権株式（その他）」欄には、証券保管振替機構名義の株式が10,000株含まれている。なお、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数10個が含まれていない。

②【自己株式等】

平成20年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
日野自動車㈱	東京都日野市日野台３－１－１	589,000	－	589,000	0.10
（相互保有株式）					
広島日野自動車㈱	広島県安芸郡坂町北新地１－２－59	60,000	－	60,000	0.01
山梨日野自動車㈱	山梨県甲府市酒折１－２－10	52,000	－	52,000	0.01
徳島日野自動車㈱	徳島県板野郡松茂町笹木野八北開拓203－１	30,000	－	30,000	0.01
石川日野自動車㈱	石川県金沢市南森本町へ75－１	27,000	－	27,000	0.00
㈱ホリキリ	千葉県八千代市上高野1827－４	133,000	－	133,000	0.02
澤藤電機㈱	群馬県太田市新田早川町３	93,000	－	93,000	0.02
千代田運輸㈱	東京都日野市日野台１－21－１	40,000	－	40,000	0.01
埼玉機器㈱	埼玉県さいたま市中央区下落合７－１－３	23,000	－	23,000	0.00
計	－	1,047,000	－	1,047,000	0.18

２【株価の推移】

【当該四半期累計期間における月別最高・最低株価】

月別	平成20年４月	平成20年５月	平成20年６月	平成20年７月	平成20年８月	平成20年９月
最高（円）	705	707	741	671	582	537
最低（円）	589	622	656	562	510	405

（注）最高・最低株価は、㈱東京証券取引所市場第１部におけるものである。

３【役員の状況】

前事業年度の有価証券報告書の提出日後、当四半期報告書の提出日までにおいて、役員の異動はない。

第５【経理の状況】

１．四半期連結財務諸表の作成方法について

当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号。以下「四半期連結財務諸表規則」という。）に基づいて作成している。

なお、第１四半期連結会計期間（平成20年４月１日から平成20年６月30日まで）から、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成20年８月７日内閣府令第50号）附則第７条第１項第５号ただし書きにより、改正後の四半期連結財務諸表規則に基づいて作成している。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、当第２四半期連結会計期間（平成20年７月１日から平成20年９月30日まで）及び当第２四半期連結累計期間（平成20年４月１日から平成20年９月30日まで）に係る四半期連結財務諸表について、あらた監査法人による四半期レビューを受けている。

1 【四半期連結財務諸表】

（1）【四半期連結貸借対照表】

（単位：百万円）

	当第２四半期連結会計期間末 (平成20年９月30日)	前連結会計年度末に係る 要約連結貸借対照表 (平成20年３月31日)
資産の部		
流動資産		
現金及び預金	24,435	29,108
受取手形及び売掛金	218,496	238,526
商品及び製品	77,532	62,351
仕掛品	23,383	23,593
原材料及び貯蔵品	18,875	16,620
その他	34,347	33,644
貸倒引当金	△3,511	△3,729
流動資産合計	393,559	400,115
固定資産		
有形固定資産		
建物及び構築物（純額）	105,549	106,523
機械装置及び運搬具（純額）	109,419	108,866
土地	93,264	95,409
その他（純額）	40,088	34,008
有形固定資産合計	※1 348,322	※1 344,807
無形固定資産	25,690	25,716
投資その他の資産		
投資有価証券	77,874	86,566
その他	24,022	23,235
貸倒引当金	△6,228	△6,070
投資その他の資産合計	95,668	103,730
固定資産合計	469,681	474,254
資産合計	863,241	874,369
負債の部		
流動負債		
支払手形及び買掛金	196,509	195,741
短期借入金	117,562	114,623
コマーシャル・ペーパー	30,000	32,000
1年内返済予定の長期借入金	3,699	23,618
未払法人税等	3,332	9,276
賞与引当金	4,604	4,526
製品保証引当金	11,176	10,935
その他	68,439	66,261
流動負債合計	435,323	456,983
固定負債		
長期借入金	55,774	37,630
退職給付引当金	36,953	37,090
その他	32,191	33,906
固定負債合計	124,919	108,627
負債合計	560,243	565,610

（単位：百万円）

	当第２四半期連結会計期間末 (平成20年９月30日)	前連結会計年度末に係る 要約連結貸借対照表 (平成20年３月31日)
純資産の部		
株主資本		
資本金	72,717	72,717
資本剰余金	64,327	64,327
利益剰余金	136,731	136,393
自己株式	△398	△379
株主資本合計	273,378	273,058
評価・換算差額等		
その他有価証券評価差額金	15,930	21,939
繰延ヘッジ損益	15	－
土地再評価差額金	1,617	1,617
為替換算調整勘定	△6,306	△5,315
評価・換算差額等合計	11,257	18,241
新株予約権	12	－
少数株主持分	18,350	17,458
純資産合計	302,998	308,758
負債純資産合計	863,241	874,369

（2）【四半期連結損益計算書】
【第２四半期連結累計期間】

（単位：百万円）

	当第２四半期連結累計期間 (自 平成20年４月１日 至 平成20年９月30日)
売上高	645,283
売上原価	561,921
売上総利益	83,361
販売費及び一般管理費	
給料及び手当	18,057
賞与引当金繰入額	2,958
退職給付引当金繰入額	1,443
その他	52,648
販売費及び一般管理費合計	75,107
営業利益	8,254
営業外収益	
受取利息	788
受取配当金	921
雑収入	1,023
営業外収益合計	2,733
営業外費用	
支払利息	2,418
為替差損	456
持分法による投資損失	211
雑支出	890
営業外費用合計	3,976
経常利益	7,010
特別利益	
固定資産売却益	37
投資有価証券売却益	2,148
その他	121
特別利益合計	2,307
特別損失	
固定資産売廃却損	578
その他	632
特別損失合計	1,210
税金等調整前四半期純利益	8,107
法人税、住民税及び事業税	3,667
法人税等調整額	182
法人税等合計	3,850
少数株主利益	1,257
四半期純利益	2,999

【第２四半期連結会計期間】

（単位：百万円）

	当第２四半期連結会計期間 (自 平成20年７月１日 至 平成20年９月30日)
売上高	326,360
売上原価	285,623
売上総利益	40,736
販売費及び一般管理費	
給料及び手当	8,702
賞与引当金繰入額	1,829
退職給付引当金繰入額	715
その他	28,595
販売費及び一般管理費合計	39,844
営業利益	892
営業外収益	
受取利息	439
受取配当金	327
雑収入	479
営業外収益合計	1,245
営業外費用	
支払利息	1,277
為替差損	2,306
持分法による投資損失	187
雑支出	431
営業外費用合計	4,204
経常損失（△）	△2,066
特別利益	
固定資産売却益	30
投資有価証券売却益	7
その他	79
特別利益合計	118
特別損失	
固定資産売廃却損	336
その他	603
特別損失合計	940
税金等調整前四半期純損失（△）	△2,888
法人税、住民税及び事業税	707
法人税等調整額	△215
法人税等合計	492
少数株主利益	510
四半期純損失（△）	△3,891

（3）【四半期連結キャッシュ・フロー計算書】

（単位：百万円）

	当第２四半期連結累計期間 (自 平成20年４月１日 至 平成20年９月30日)
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	8,107
減価償却費	26,132
貸倒引当金の増減額（△は減少）	99
製品保証引当金の増減額（△は減少）	241
退職給付引当金の増減額（△は減少）	314
受取利息及び受取配当金	△1,709
支払利息	2,418
為替差損益（△は益）	△17
持分法による投資損益（△は益）	211
投資有価証券売却損益（△は益）	△2,141
固定資産売廃却損	578
固定資産売却損益（△は益）	△37
売上債権の増減額（△は増加）	17,015
たな卸資産の増減額（△は増加）	△19,398
仕入債務の増減額（△は減少）	2,391
その他	△3,010
小計	31,195
利息及び配当金の受取額	1,776
利息の支払額	△2,542
法人税等の支払額	△9,589
営業活動によるキャッシュ・フロー	20,840
投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△24,939
有形固定資産の売却による収入	206
無形固定資産の取得による支出	△3,526
投資有価証券の取得による支出	△59
投資有価証券の売却による収入	2,489
連結の範囲の変更を伴う子会社株式の売却による収入	422
その他	△418
投資活動によるキャッシュ・フロー	△25,825
財務活動によるキャッシュ・フロー	
短期借入金の純増減額（△は減少）	6,474
コマーシャル・ペーパーの増減額（△は減少）	△2,000
長期借入れによる収入	20,017
長期借入金の返済による支出	△21,927
少数株主からの払込みによる収入	335
配当金の支払額	△2,870
その他	△18
財務活動によるキャッシュ・フロー	11
現金及び現金同等物に係る換算差額	△64
現金及び現金同等物の増減額（△は減少）	△5,038
現金及び現金同等物の期首残高	28,710
現金及び現金同等物の四半期末残高	23,672

【継続企業の前提に重要な疑義を抱かせる事象又は状況】
該当事項なし。

【四半期連結財務諸表作成のための基本となる重要な事項等の変更】

当第２四半期連結累計期間 （自 平成20年４月１日 至 平成20年９月30日）
１．連結の範囲に関する事項の変更 (1) 連結の範囲の変更 (連結子会社の増加) 新規設立 日野モータース セールス ロシア(有) 日野モータース マニュファクチャリング メキシコ(株) 日野パーソネル サービス メキシコ(株) 増資引受による新規連結子会社化 日野モータース セールス インディア(株) (連結子会社の減少) 株式売却による持分法適用関連会社への異動 南九州日野自動車(株) (2) 変更後の連結子会社の数 77社 ２．持分法の適用に関する事項の変更 (1) 持分法適用関連会社の変更 (持分法適用関連会社の増加) 株式売却による連結子会社からの異動 南九州日野自動車(株) (2) 変更後の持分法適用関連会社の数 17社 ３．会計処理基準に関する事項の変更 (1) 重要な資産の評価基準の変更 通常の販売目的で保有するたな卸資産については、従来、原価法によっていたが、第１四半期連結会計期間より、「棚卸資産の評価に関する会計基準」（企業会計基準第９号 平成18年７月５日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。 なお、これによる当第２四半期連結累計期間の連結財務諸表に与える影響は軽微である。 (2)「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用 第１四半期連結会計期間より、「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第18号 平成18年５月17日）を適用し、連結決算上必要な修正を行っている。 なお、これによる当第２四半期連結累計期間の連結財務諸表に与える影響は軽微である。

【簡便な会計処理】

当第２四半期連結累計期間 （自 平成20年４月１日 至 平成20年９月30日）
法人税等並びに繰延税金資産及び繰延税金負債の算定方法 法人税等の納付税額の算定に関しては、加味する加減算項目や税額控除項目を重要なものに限定する方法によっている。 繰延税金資産の回収可能性に関しては、前連結会計年度末の検討において使用した将来の業績予測やタックス・プランニングに、前連結会計年度末からの重要な一時差異の変動を加味したものを使用する方法によっている。

【四半期連結財務諸表の作成にあたり適用した特有の会計処理】
該当事項なし。

【会社等の財政又は経営の状態等に関する事項で、当該企業集団の財政状態及び経営成績の判断に影響を与えると認められる重要なもの】

該当事項なし。

【追加情報】

当第２四半期連結累計期間 (自　平成20年４月１日 至　平成20年９月30日)
有形固定資産の耐用年数の変更 当社及び国内連結子会社は、減価償却資産の耐用年数等に関する平成20年度法人税法の改正に伴い、第１四半期連結会計期間より有形固定資産の一部について耐用年数を変更している。 これにより、当第２四半期連結累計期間の営業利益は1,004百万円減少し、経常利益及び税金等調整前四半期純利益は、それぞれ1,013百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。

【注記事項】

(四半期連結貸借対照表関係)

当第２四半期連結会計期間末 (平成20年９月30日)	前連結会計年度末 (平成20年３月31日)
※１　有形固定資産に対する減価償却累計額 566,170百万円	※１　有形固定資産に対する減価償却累計額 554,806百万円
２　保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱　116百万円 オートローン　1,495 従業員の住宅資金借入金　6,239 計　7,851	２　保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱　144百万円 オートローン　1,894 従業員の住宅資金借入金　6,666 計　8,704
３　担保提供資産 担保に供されている資産について、事業の運営において重要なものであり、かつ、前連結会計年度の末日に比べて著しい変動が認められるものはない。	

(四半期連結キャッシュ・フロー計算書関係)

当第２四半期連結累計期間 (自　平成20年４月１日 至　平成20年９月30日)
現金及び現金同等物の四半期末残高と四半期連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　24,435百万円 預入期間が３か月を超える定期預金　△763 現金及び現金同等物　23,672

（株主資本等関係）

当第２四半期連結会計期間末（平成20年９月30日）及び当第２四半期連結累計期間（自 平成20年４月１日 至 平成20年９月30日）

１．発行済株式の種類及び総数

普通株式 574,580千株

２．自己株式の種類及び株式数

普通株式 763千株

３．新株予約権等に関する事項

ストック・オプションとしての新株予約権

新株予約権の四半期連結会計期間末残高 親会社 12百万円

(注)上記ストック・オプションとしての新株予約権は、権利行使期間の初日が到来していない。

４．配当に関する事項

(1) 配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成20年６月25日定時株主総会	普通株式	2,870	5	平成20年３月31日	平成20年６月26日	利益剰余金

(2) 基準日が当第２四半期連結累計期間に属する配当のうち、配当の効力発生日が当第２四半期連結会計期間末後となるもの

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成20年10月29日取締役会	普通株式	2,869	5	平成20年９月30日	平成20年11月26日	利益剰余金

５．株主資本の金額の著しい変動

該当事項なし。

（セグメント情報）

【事業の種類別セグメント情報】

当第２四半期連結会計期間（自 平成20年７月１日 至 平成20年９月30日）及び当第２四半期連結累計期間（自 平成20年４月１日 至 平成20年９月30日）

当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

【所在地別セグメント情報】

当第２四半期連結会計期間（自 平成20年７月１日 至 平成20年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	246,392	58,571	21,397	326,360	—	326,360
(2)セグメント間の内部売上高又は振替高	39,878	475	879	41,233	△41,233	—
計	286,270	59,046	22,276	367,593	△41,233	326,360
営業利益（損失）	618	2,346	△1,684	1,280	△388	892

当第２四半期連結累計期間（自 平成20年４月１日 至 平成20年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	481,996	113,335	49,951	645,283	—	645,283
(2)セグメント間の内部売上高又は振替高	75,202	897	936	77,036	△77,036	—
計	557,198	114,232	50,888	722,319	△77,036	645,283
営業利益（損失）	4,136	5,517	△1,613	8,040	213	8,254

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア：タイ、インドネシア

その他の地域：アメリカ、オーストラリア

３．会計方針の変更

重要な資産の評価基準の変更

「四半期連結財務諸表作成のための基本となる重要な事項等の変更」に記載のとおり、通常の販売目的で保有するたな卸資産については、従来、原価法によっていたが、第１四半期連結会計期間より、「棚卸資産の評価に関する会計基準」（企業会計基準第９号 平成18年７月５日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。なお、これによる当第２四半期連結累計期間の損益に与える影響は軽微である。

４．追加情報

有形固定資産の耐用年数の変更

当社及び国内連結子会社は、減価償却資産の耐用年数等に関する平成20年度法人税法の改正に伴い、第１四半期連結会計期間より有形固定資産の一部について耐用年数を変更している。この変更に伴い、従来の方法によった場合に比べて、当第２四半期連結累計期間の「日本」の営業利益は1,004百万円減少している。

【海外売上高】

当第２四半期連結会計期間（自 平成20年７月１日 至 平成20年９月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	66,595	11,974	9,674	9,793	13,568	111,607
連結売上高（百万円）	−	−	−	−	−	326,360
連結売上高に占める海外売上高の割合（%）	20.4	3.7	3.0	3.0	4.1	34.2

当第２四半期連結累計期間（自 平成20年４月１日 至 平成20年９月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	131,263	30,126	20,170	18,096	25,619	225,276
連結売上高（百万円）	−	−	−	−	−	645,283
連結売上高に占める海外売上高の割合（%）	20.3	4.7	3.1	2.8	4.0	34.9

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア：タイ、インドネシア、パキスタン、中国

北米：アメリカ、カナダ

大洋州：オーストラリア、ニュージーランド

中南米：エクアドル、ペルー

その他の地域：中東

(有価証券関係)
時価のある満期保有目的の債券及びその他有価証券について、事業の運営において重要なものであり、かつ、前連結会計年度の末日に比べて著しい変動が認められるものはない。

(デリバティブ取引関係)
デリバティブ取引にはヘッジ会計を適用しているので、該当事項はない。

(ストック・オプション等関係)
当第２四半期連結会計期間（自 平成20年７月１日 至 平成20年９月30日）

１．ストック・オプションに係る当第２四半期連結会計期間における費用計上額及び科目名
販売費及び一般管理費の株式報酬費用　　12百万円

２．当第２四半期連結会計期間に付与したストック・オプションの内容

＜平成20年６月25日決議分＞

付与対象者の区分及び人数	当社の取締役11名、執行役員及び従業員等163名
株式の種類別のストック・オプションの付与数	普通株式 1,242,000株
付与日	平成20年８月１日
権利確定条件	平成20年６月25日開催の定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員又は従業員等の地位にあること。
対象勤務期間	付与日（平成20年８月１日）から権利確定日（平成20年６月25日開催の定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結の日）まで。
権利行使期間	自平成22年８月１日 至平成28年７月31日
権利行使価格（円）	571
付与日における公正な評価単価（円）	113

（1株当たり情報）

1．1株当たり純資産額

当第2四半期連結会計期間末 （平成20年9月30日）	前連結会計年度末 （平成20年3月31日）
1株当たり純資産額　496円 4銭	1株当たり純資産額　507円63銭

2．1株当たり四半期純利益金額等

当第2四半期連結累計期間 （自 平成20年4月1日 至 平成20年9月30日）	当第2四半期連結会計期間 （自 平成20年7月1日 至 平成20年9月30日）
1株当たり四半期純利益金額　5円23銭 なお、潜在株式調整後1株当たり四半期純利益金額については、希薄化効果を有している潜在株式が存在しないため記載していない。	1株当たり四半期純損失金額　6円78銭 なお、潜在株式調整後1株当たり四半期純利益金額については、希薄化効果を有している潜在株式が存在せず、1株当たり四半期純損失であるため記載していない。

(注) 1株当たり四半期純利益（損失）金額の算定上の基礎は、以下のとおりである。

	当第2四半期連結累計期間 （自 平成20年4月1日 至 平成20年9月30日）	当第2四半期連結会計期間 （自 平成20年7月1日 至 平成20年9月30日）
四半期純利益（損失）（百万円）	2,999	△3,891
普通株主に帰属しない金額（百万円）	—	—
普通株式に係る四半期純利益（損失）（百万円）	2,999	△3,891
期中平均株式数（千株）	573,833	573,824
希薄化効果を有しないため、潜在株式調整後1株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要	平成20年6月25日開催の定時株主総会及び取締役会において決議された新株予約権（新株予約権の数1,242個） なお、この概要は「新株予約権等の状況」に記載のとおり。	同左

(注) △印は、損失を示す。

（重要な後発事象）

該当事項なし。

（リース取引関係）

当第2四半期連結会計期間及び当第2四半期連結累計期間におけるリース取引残高について、前連結会計年度末に比べて著しい変動が認められるものはない。

２【その他】

平成20年10月29日開催の取締役会において、当期中間配当に関し、次のとおり決議した。

①中間配当による配当金の総額　　　2,869百万円

②１株当たりの金額　　　　　　　５円

③支払請求権の効力発生日及び支払開始日　平成20年11月26日

（注）平成20年９月30日現在の株主名簿及び実質株主名簿に記載された株主に対し、支払いを行う。

第二部【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の四半期レビュー報告書

平成20年11月10日

日野自動車株式会社

取 締 役 会 御 中

あらた監査法人

指定社員 業務執行社員　公認会計士　小 澤 義 昭

指定社員 業務執行社員　公認会計士　出 口 眞 也

指定社員 業務執行社員　公認会計士　大 場 康 史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられている日野自動車株式会社の平成20年４月１日から平成21年３月31日までの連結会計年度の第２四半期連結会計期間（平成20年７月１日から平成20年９月30日まで）及び第２四半期連結累計期間（平成20年４月１日から平成20年９月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書及び四半期連結キャッシュ・フロー計算書について四半期レビューを行った。この四半期連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から四半期連結財務諸表に対する結論を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。四半期レビューは、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続により行われており、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べ限定された手続により行われた。

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、日野自動車株式会社及び連結子会社の平成20年９月30日現在の財政状態、同日をもって終了する第２四半期連結会計期間及び第２四半期連結累計期間の経営成績並びに第２四半期連結累計期間のキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）１．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。
２．四半期連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

Quarterly Report —for the Second Quarter of FY3/09(April 1,2008 through June 30, 2008)

November 10, 2008

(Summary)

1 【Summary of Results of Operations, etc,】

(1)Results of Operations

In the consolidated accounting period for the second quarter of FY2008, the Japanese economy remained in a downturn, with corporate earnings depressed by factors such as the adverse effect of financial instability in the US, and rising crude oil and raw material prices.

In the Japanese market for large trucks (heavy- and medium-duty trucks), Hino Motors' mainstay products, total demand declined by 4,794 units (△19.1%) year-on-year to 20,265 units due to falling construction demand. In the market for light-duty trucks, total demand reached 20,927 units, down 3,447 units (△14.1%) year-on-year.

Combined sales volume of regular and light trucks and buses in Japan fell by 1,770 units (△13.8%) year-on-year to 11,037 units, reflecting decreasing demand.

Overseas sales volume of trucks and buses reached 18,207 units, up 2,366 units (14.9%) year-on-year, thanks to rising demand in Asia, South and Central America, and the Middle and Near East.

As a result, total sales volume of Hino brand trucks and buses rose by 596 units (2.1%) year-on-year to 29,244 units.

On the other hand, total OEM production for Toyota Motor Corporation, including vehicles jointly developed and produced for Toyota Motor, fell by 10,515 units (△20.8%) year-on-year to reach 39,917 units, affected by a weak production volume of Hilux Surf units for export.

Consequently, sales in the second quarter of FY2008 came to ¥326,360 million, down ¥25,554 million (△7.3%) year-on-year because of falling sales in Japan and in the Toyota Motor business. In terms of profit and loss, consolidated operating profit came to ¥892 million, down ¥13,989 million (△94.0%) year-on-year and consolidated recurring losses came to ¥2,066 million, down ¥14,124 million year-on-year reflecting factors such as declining sales volume in Japan and in the Toyota Motor business, and rising raw material prices. Consolidated net losses in the second quarter amounted to ¥3,891 million, a year-on-year profit decline of ¥9,517 million.

Earnings by geographical segment were as follows:

(Japan)

Although export sales volume was brisk to Asia, South and Central America, and the Middle and Near

East, sales volume of OEM production and domestic trucks and buses declined. As a result, sales value in Japan amounted to ¥286,270 million and operating profit reached ¥618 million.

(Asia)

Sales value reached ¥59,046 million thanks to a brisk performance by Hino brand vehicles in Indonesia, while operating profit came to ¥2,346 million.

(Other regions)

Sales value declined to ¥22,276 million due to falling sales of Hino brand vehicles and declining orders in the unit business for Toyota-brand vehicles amid a lacklustre North American market. The segment booked an operating loss of ¥1,684 million.

(Note) The Hino Group concentrates exclusively on business related to vehicle manufacturing and sales, so no segment information by business type is given in this report.

(2)Status of Cash Flow

1. The consolidated accounting period for the second quarter of FY2008

During the second quarter of the consolidated financial year under review, cash and cash equivalents (hereafter called net cash) were lifted by a net increase in interest-bearing debt and others. On the other hand, net cash was used in areas such as expenditure on the purchase of fixed assets. As a result, net cash fell by ¥852 million compared to the end of the first quarter of the consolidated accounting period to reach ¥23,672 million.

(Cash flow from operating activities)

In the consolidated accounting period for the second quarter of FY2008, net cash used by operating activities came to ¥6,982 million, mainly because of an increase in accounts receivable.

(Cash flow from investing activities)

Net cash used by investing activities came to ¥18,007 million during the consolidated accounting period for the second quarter of FY2008, primarily on the purchase of production facilities and other tangible fixed assets.

(Cash flow from financing activities)

During the consolidated accounting period for the second quarter FY2008, net cash provided by financing activities amounted to ¥24,234 million. This was mainly because of a net increase in interest-bearing debt.

2. The consolidated accounting period for the six months through the second quarter of FY2008

During the consolidated accounting period for the six months through the second quarter of FY2008, cash and cash equivalents (hereafter called net cash) were lifted by a net increase in depreciation expenses and others, but outlays on the purchase of fixed assets and others decreased net cash by ¥5,038 million compared to the end of the previous consolidated fiscal year to reach ¥23,672 million.

(Cash flow from operating activities)

During the consolidated accounting period for the six months through the second quarter of FY2008, net cash provided by operating activities amounted to ¥20,840 million. Although assets in inventory increased by ¥19,398 million, accounting depreciation expenses provided an increase of ¥26,132 million, while a decline in accounts receivable provided ¥17,015 million.

(Cash flow from investing activities)

Net cash used in investing activities amounted to ¥25,825 million during the consolidated accounting period for the six months through the second quarter of FY2008, primarily on the purchase of production facilities and other tangible fixed assets at ¥24,939 million.

(Cash flow from financing activities)

During the consolidated accounting period for the six months through the second quarter of FY2008, net cash provided by financing activities came to ¥11 million. This was mainly because a net increase in interest-bearing debt of ¥2,564 million and payments of ¥335 million received from minority shareholders at a newly established subsidiary outweighed dividend payments of ¥2,870 million.

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の6第1項
【提出先】	関東財務局長
【提出日】	平成20年11月11日
【報告期間】	自 平成20年10月1日 至 平成20年10月31日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長 白井 芳夫
【本店の所在の場所】	東京都日野市日野台3丁目1番地1
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長 佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台3丁目1番地1
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長 佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄3丁目8番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年10月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会(平成20年6月25日)での決議状況 (取得期間平成20年6月26日～平成21年6月25日)	1,300,000		1,200,000,000
報告月における取得自己株式(取得日)	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況(%)	－		－

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年10月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	574,580,850
保有自己株式数	592,035

Report on the Status of Treasury Share Repurchase

November 11, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of October 31, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1,300,000		1,200,000,000
Treasury shares repurchased during the reporting month (Date of repurchase)	—	—	—
Total	—	—	—
Cumulative total of treasury shares repurchased as of the end of the reporting month	—		—
Progress of the repurchase of treasury shares (%)	—		—

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of October 31, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574,580,850
Number of treasury shares held	592,035

RECEIVED
2008 DEC 30 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年12月８日
【報告期間】	自 平成20年11月１日 至 平成20年11月30日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年11月30日現在

区分	株式数(株)		価額の総額(円)
定時株主総会(平成20年6月25日)での決議状況 (取得期間平成20年6月26日～平成21年6月25日)		1,300,000	1,200,000,000
報告月における取得自己株式(取得日)	11月4日	84,000	19,572,000
	11月6日	989,000	251,528,000
	11月7日	227,000	52,468,000
計	－	1,300,000	323,568,000
報告月末現在の累積取得自己株式		1,300,000	323,568,000
自己株式取得の進捗状況(%)		100.0	27.0

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年11月30日現在

報告月末日における保有状況	株式数(株)
発行済株式総数	574,580,850
保有自己株式数	1,897,345

RECEIVED
2008 DEC 30 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Report on the Status of Treasury Share Repurchase

December 8, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of November 30, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1,300,000		1,200,000,000
Treasury shares repurchased during the reporting month (Date of repurchase)	November 4	84,000	19,572,000
	November 6	989,000	251,528,000
	November 7	227,000	52,468,000
Total	–	1,300,000	323,568,000
Cumulative total of treasury shares repurchased as of the end of the reporting month	1,300,000		323,568,000
Progress of the repurchase of treasury shares (%)	100.0		27.0

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of November 30, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574,580,850
Number of treasury shares held	1,897,345

RECEIVED
2008 DEC 30 A 10: 22
ICE OF INTERNAT... CORPORATE FINANCE

平成20年12月24日

各　　位

会社名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）
当社の親会社　トヨタ自動車株式会社
代表者名　取締役社長　渡辺　捷昭
（コード番号　7203 全国証券取引所）

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成20年10月29日の第2四半期決算発表時に公表した平成21年3月期　通期（平成20年4月1日～平成21年3月31日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成21年3月期 通期　連結業績予想数値の修正（平成20年4月1日 ～ 平成21年3月31日）

（単位：百万円）

	売　上　高	営業利益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	1,250,000	15,000	10,000	2,000	3円49銭
今回修正予想（B）	1,100,000	△13,000	△23,000	△20,000	△34円86銭
増減額（B－A）	△150,000	△28,000	△33,000	△22,000	－
増減率（%）	△12.0%	－	－	－	－
（ご参考）前期実績（平成20年3月期）	1,368,633	45,889	41,035	22,178	38円65銭

2．平成21年3月期 通期　個別業績予想数値の修正（平成20年4月1日 ～ 平成21年3月31日）

（単位：百万円）

	売　上　高	営業利益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	927,000	1,000	4,500	3,000	5円23銭
今回修正予想（B）	800,000	△21,000	△22,000	△16,000	△27円88銭
増減額（B－A）	△127,000	△22,000	△26,500	△19,000	－
増減率（%）	△13.7%	－	－	－	－
（ご参考）前期実績（平成20年3月期）	1,034,155	29,267	28,759	4,467	7円78銭

3、修正の理由

平成21年3月期通期の業績（連結、個別とも）は、世界的な市場の急激な減速を受けてトラック、バスの販売台数が減少する見込みであること、ならびに為替相場が前回発表時に想定していた以上に円高に推移していることなどにより、売上高、損益ともに前回発表予想値を下回る見込みです。

(注)上記の業績予想数値につきましては、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

以　上

[Translation]

December 24, 2008

To Whom It May Concern:

Company Name: Hino Motors, Ltd.
Name and Title of Reprsentative:
Yoshio Shirai, President,
Member of the Board and Executive Officer
(TSE1 and NSE1 Code Number: 7205)
Name and Title of Contact Person:
Toshihisa Sakaki
Deputy General Manager,
Corporate Communication Department,
Corporate Planning Division
(Telephone Number: 03-5419-9320)
Parent Company: TOYOTA MOTOR CORPORATION
Name and Title of Reprsentative:
Katsuaki Watanabe, President
(Code Number: 7203
Securities exchanges throughout Japan)

Notice concerning Revision of the Forecasts for FY2009

Based on our recent business performance, we, Hino Motors, Ltd. ("HINO"), hereby announce the revision of the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009), previously announced on October 29, 2008 as follows:

1. Revised forecasts of consolidated financial results for FY2009
   (April 1, 2008 through March 31, 2009)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	1,250,000	15,000	10,000	2,000	3.49 yen
Revised forecast (B)	1,100,000	−13,000	−23,000	−20,000	−34.86 yen
Amount changed (B-A)	−150,000	−28,000	−33,000	−22,000	−
% of change	−12.0%	−	−	−	−
(Reference) Actual results for FY2008	1,368,633	45,889	41,035	22,178	38.65 yen

2. Revised forecasts of unconsolidated financial results for FY2009
(April 1, 2008 through March 31, 2009)

(Amount: million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Net profit per share
Previous forecast (A)	927,000	1,000	4,500	3,000	5.23 yen
Revised forecast (B)	800,000	−21,000	−22,000	−16,000	−27.88 yen
Amount changed (B-A)	−127,000	−22,000	−26,500	−19,000	−
% of change	−13.7%	−	−	−	−
(Reference) Actual results for FY2008	1,034,155	29,267	28,759	4,467	7.78 yen

3. Reasons for the revision

The forecasts of consolidated and unconsolidated financial results for FY2009 decreased from the previously announced figures (both net sales, and profit and loss), due to declining sales volume of trucks and buses in response to abrupt slowdown in the global market, and the sharper appreciation of the yen than we estimated at the time of the previous announcement.

Note: The forecasts above are based on information available to HINO and certain premises that are deemed reasonable by HINO at the time of this notice, and as such, actual results may differ materially due to various factors.

END